Filed Pursuant to General Instruction II.L of Form F-10
File No. 333-194916

Information contained in this preliminary prospectus supplement may not be complete and may have to be amended. No securities regulatory authority in Canada or the United States has expressed an opinion about these claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated April 9, 2014 to which it relates and each document to be incorporated by reference into the base shelf prospectus or this prospectus supplement constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Energy Fuels Inc., at 225 Union Blvd, Suite 600, Lakewood, CO 80228 USA, telephone (303) 389-4143, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

 PRELIMINARY PROSPECTUS SUPPLEMENT No. 2
TO A SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 9, 2014

New Issue	March 8, 2016

ENERGY FUELS INC.

US$ •

• Units Consisting of One Common Share and One-Half of One Common Share Purchase Warrant

This prospectus supplement (the “Prospectus Supplement”) to the accompanying short form base shelf prospectus of Energy Fuels Inc. (the “Company” or “Energy Fuels”) dated April 9, 2014 (the “Prospectus”) qualifies the distribution (the “Offering”) of ● units (the “Offered Units”) of Energy Fuels at a price of US$● per Offered Unit (the “Offering Price”) pursuant to an underwriting agreement dated March ●, 2016 (the “Underwriting Agreement”) between Energy Fuels and Cantor Fitzgerald Canada Corporation, Haywood Securities Inc. and Roth Capital Partners, LLC, as co-lead underwriters (the “Co-Lead Underwriters”), together with ● and ● (collectively with the Co-Lead Underwriters, the “Underwriters”). Each Offered Unit consists of one common share (each, a “Unit Share”) and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a “Warrant”). The Offered Units will separate into Unit Shares and Warrants immediately upon closing of the Offering. Each Warrant will entitle the holder to purchase one common share of the Company (each a “Warrant Share”) at a price of US$● per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the date that is ● months after the closing of the Offering.

Price: US$• per Offered Unit

	Price to the Public(1)	Underwriters’ Fee(2)	Net Proceeds to the Company(3)

Per Offered Unit	US$•	US$•	US$•
Total Offering	US$• (4)	US$•	US$•

Notes:

(1)

The Company intends to allocate US$• of the Offering Price as consideration for the issue of each Unit Share and US$• of the Offering Price as consideration for the issue of each one-half of one Warrant comprising each Offered Unit.

(2)

The Company has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.0% of the aggregate purchase price paid by the Underwriters to the Company per Offered Unit, including the sale of any Over-Allotment Units (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), and reimburse the Underwriters for their expenses in connection with the Offering. See “Plan of Distribution”.

(3)

After deducting the Underwriters’ Fee but before deducting the expenses of the Offering (including listing fees) estimated to be approximately US$•, which will be paid from the gross proceeds of the Offering.

(4)

The Company has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriters, at any time up to the closing date of the Offering (the “Closing Date”), to purchase up to an additional • Offered Units (the “Over-Allotment Units”) representing 15% of the number of Offered Units, on the same terms as set out above, to cover over-allocations, if any, and for market stabilization purposes. [The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) additional Unit Shares (the “Over-Allotment Unit Shares”) at a price of US$• per Over-Allotment Unit Share; or (iii) additional Warrants (the “Over-Allotment Warrants”) at a price of US$• per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Unit Shares and/or Over-Allotment Warrants (together, the “Over-Allotment Securities”) so long as the aggregate number of Over-Allotment Unit Shares and Over- Allotment Warrants that may be issued under the Over-Allotment Option does not exceed • Over-Allotment Unit Shares and • Over-Allotment Warrants.] If the Over-Allotment Option is exercised in full for Over-Allotment Units only, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” (before payment of the expenses of the Offering referred to in note 2 above) will be US$•, US$• and US$•, respectively. This Prospectus Supplement qualifies the distribution of the Over-Allotment Option and Over-Allotment Securities. A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over- allocation position acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

The following table sets out the number of Over-Allotment Securities that may be issued by the Company.

Underwriters’ Position	Maximum Size or Number	Exercise Period or	Exercise Price or Average
	of Securities Available	Acquisition Date	Acquisition Price

Over-Allotment Option	• Over-Allotment Unit Shares and/or • Over-Allotment Warrants	Up to the Closing Date	US$• per Over-Allotment Unit Share and US$• per Over-Allotment Warrant

Unless the context otherwise requires, all references to the “Offering” in this Prospectus Supplement shall include the Over-Allotment Option and all references to “Offered Units” shall include Over-Allotment Units, references to “Unit Shares” shall include Over-Allotment Unit Shares and references to “Warrants” shall include “Over-Allotment Warrants”, as applicable.

There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Company does not intend to apply to list the Warrants on the TSX or any other securities exchange.

An investment in the Offered Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in this Prospectus Supplement and the Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the risk factors discussed in, or incorporated into, the Annual Information Form and the 2015 Circular (each as defined herein) that are incorporated by reference into this Prospectus Supplement and the Prospectus.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements of the Company incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. The financial statements of Uranerz Energy Corporation that are incorporated by reference into this Prospectus Supplement were prepared in accordance with U.S. generally accepted accounting principles.

Prospective investors should be aware that the acquisition of the Offered Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” and should consider whether to consult with an independent tax advisor with respect to their particular circumstances.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its directors are residents of Canada, that some or all of the dealers or experts named in the registration statement of which this Prospectus Supplement forms a part, are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT LLC (“NYSE MKT”) under the symbol “UUUU”. On March 8, 2016, the last trading day of the Common Shares prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $3.73 and on the NYSE MKT was US$2.96. The Company has applied to list the Unit Shares and the Warrant Shares on the TSX and the NYSE MKT. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE MKT.

The Underwriters, as principals, conditionally offer a total of • Offered Units, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters on behalf of the Company by Borden Ladner Gervais LLP, Canadian counsel to the Company, and Dorsey & Whitney LLP, U.S. counsel to the Company, and as to certain legal matters on behalf of the Underwriters by Stikeman Elliott LLP, Canadian counsel to the Underwriters, and Cooley LLP, U.S. counsel to the Underwriters. In connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Offering Price was determined by negotiation between the Company and the Co-Lead Underwriters, on behalf of the Underwriters, with reference to the prevailing market price of the Common Shares.

The Underwriters propose to initially offer either directly, or through their respective U.S. or Canadian broker-dealer affiliates or agents, the Offered Units at the Offering Price. After a reasonable effort has been made to sell all of the Offered Units at the Offering Price, the Underwriters may subsequently reduce the selling price to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

Roth Capital Partners, LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada.

Subscriptions for the Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about March 14, 2016. It is anticipated that the Unit Shares forming part of the Offered Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS Clearing and Depositary Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”), as directed by the Underwriters, and will be deposited with CDS or DTC, as the case may be. Except in limited circumstances, no beneficial holder of Unit Shares will receive definitive certificates representing their interest in the Unit Shares. Beneficial holders of Unit Shares will receive only a customer confirmation from the Underwriters or another registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Unit Shares is acquired. Certain other holders will receive definitive certificates representing their interests in the Unit Shares. All Warrants are expected to be issued in physical certificated form.

In addition, the Warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of Common Shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

Unless otherwise indicated, all references to dollar amounts in this Prospectus Supplement are to Canadian dollars.

Stephen P. Antony, Glenn Catchpole, David C. Frydenlund, Paul Goranson, Bruce D. Hansen, Curtis H. Moore, Hyung Mun Bae, Harold R. Roberts, Ames Brown and Daniel G. Zang, being directors and/or executive officers of the Company, reside outside of Canada. Each of Messrs. Antony, Catchpole, Frydenlund, Goranson, Hansen, Moore, Bae, Roberts, Brown and Zang has appointed Borden Ladner Gervais LLP, 40 King Street West, Toronto, Ontario M5H 3Y4 as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service.

The Company’s head office and registered office is located at 80 Richmond St. West, 18th Floor, Toronto, ON M5H 2A4, telephone (416) 214-2810.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS	S-7
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	S-8
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	S-8
DOCUMENTS INCORPORATED BY REFERENCE	S-12
RISK FACTORS	S-14
PRESENTATION OF FINANCIAL INFORMATION	S-31
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	S-31
EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	S-31
THE COMPANY	S-31
DIVIDENDS	S-46
CONSOLIDATED CAPITALIZATION	S-46
USE OF PROCEEDS	S-47
PLAN OF DISTRIBUTION	S-48
DESCRIPTION OF SECURITIES BEING OFFERED	S-51
PRIOR SALES	S-53
TRADING PRICE AND VOLUME	S-54
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	S-56
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	S-60
INTEREST OF EXPERTS	S-68
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	S-68
LEGAL MATTERS	S-68
AVAILABLE INFORMATION	S-69

BASE SHELF PROSPECTUS

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	5
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
DOCUMENTS INCORPORATED BY REFERENCE	7
RISK FACTORS	9
PRESENTATION OF FINANCIAL INFORMATION	9
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	9
EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	9

THE COMPANY	10
CONSOLIDATED CAPITALIZATION	11
USE OF PROCEEDS	11
PLAN OF DISTRIBUTION	11
PRIOR SALES	13
TRADING PRICE AND VOLUME	14
EARNINGS COVERAGE	15
DESCRIPTION OF SHARE CAPITAL	15
DESCRIPTION OF WARRANTS	16
DESCRIPTION OF SUBSCRIPTION RECEIPTS	17
DESCRIPTION OF PREFERRED SHARES	17
DESCRIPTION OF UNITS	17
DESCRIPTION OF DEBT SECURITIES	17
CERTAIN INCOME TAX CONSIDERATIONS	17
INTEREST OF EXPERTS	18
LEGAL MATTERS	19
AUDITORS, TRANSFER AGENT AND REGISTRAR	19
AVAILABLE INFORMATION	19
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	20
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	20
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	20
CERTIFICATE OF THE COMPANY	C-1

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the Prospectus Supplement, including the documents incorporated by reference, which describes the specific terms of this Offering. The second part, the Prospectus, including the documents incorporated by reference therein, provides more general information. References to this Prospectus may refer to both parts of this document combined. You are urged to carefully read this Prospectus Supplement and the Prospectus, and the documents incorporated herein and therein by reference, before buying any of the Offered Units being offered under this Prospectus Supplement. This Prospectus Supplement may add, update or change information contained in the Prospectus. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the Prospectus or any documents incorporated by reference therein, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the Prospectus and such documents incorporated by reference therein.

Only the information contained or incorporated by reference in this Prospectus Supplement and the Prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Offered Units offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. It should be assumed that the information appearing in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this Prospectus Supplement, unless stated otherwise, the “Company”, “Energy Fuels”, “we”, “us” and “our” refer to Energy Fuels Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

This Prospectus Supplement and the Prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein and therein, have been, and will be, prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve” under SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws or standards, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, contain forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. Those statements appear in a number of places in this Prospectus Supplement and the Prospectus and in the documents incorporated herein and therein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the timing and closing of the Mesteña Acquisition and the Roca Honda Acquisition (each as defined herein); the anticipated benefits of the Mesteña Acquisition and the Roca Honda Acquisition; the Company’s business objectives, plans and expectations for FY-2016 and FY-2017; exploration and development plans and expenditures; estimation of mineral resources and mineral reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral resources and mineral reserves through acquisitions and development; expectations regarding the integration of Uranerz Energy Corporation (“Uranerz”) and Mesteña; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining, recovery, processing and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing and recovery technologies; future mineral extraction and recovery costs, including costs of labor, energy, materials and supplies; future effective tax rates; costs and risks associated with transportation of the Company’s ores, feed materials, intermediate and final products, waste materials and chemicals and reagents used for processing and recovery; costs and risks associated with reliance on third parties for any of the Company’s mining, processing, recovery or waste disposal operations; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future mineral extraction and recovery, including Energy Fuels’ expectations regarding expected price levels required to support mineral extraction and recovery and the Company’s ability to increase mineral extraction and recovery as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and the industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental and climate change risks; regulatory compliance costs, reclamation costs, including unanticipated reclamation expenses and bonding requirements; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this Prospectus should not be unduly relied upon.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing and recover facilities such as: risks that a condition to completion of the Mesteña Acquisition or the Roca Honda Acquisition may not be satisfied; risks that the anticipated benefits of the Mesteña Acquisition and the Roca Honda Acquisition are not realized; risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices or other market conditions; uncertainties and liabilities inherent in mining and recover operations; risks regarding the integration of Uranerz; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; transportation risks; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks and costs associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; risks associated with environmental litigation; risks associated with climate change, including laws, regulations, or international accords regarding climate change, the effect of regulations on business trends, and the physical effects of climate change; actions taken by regulatory authorities with respect to mining, recovery and processing activities, including changes to regulatory programs and requirements; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; risks associated with ability of the Company to extend or renew land tenure, including mineral leases and surface use agreements, on favourable terms or at all; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with paying off indebtedness on its maturity; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of market conditions; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining or recovery; uranium industry competition and international trade restrictions; risks related to sufficient feed materials being available to sustain future campaigns at the White Mesa Mill; risks that commodity price levels will not be sufficient to support production at the Company’s mines and facilities; risks related to increased legal, accounting and other expenses as a result of the Company’s loss of foreign private issuer status and the other factors discussed under the “Risk Factors” section in this Prospectus Supplement, the Prospectus and in the Annual Information Form and the 2015 Circular (each as defined below). Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this Prospectus Supplement and the Prospectus.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that the Company will complete the Mesteña Acquisition and the Roca Honda Acquisition on a timely basis; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; that there are no significant changes to regulatory programs and requirements that would materially increase regulatory compliance costs or bonding requirements; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the “Risk Factors” section in this Prospectus Supplement, the Prospectus and in the Annual Information Form and the 2015 Circular. The forward-looking statements and forward-looking information contained in this Prospectus Supplement and the Prospectus and the documents incorporated by reference herein and therein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with securities commissions or similar authorities in Canada and is therefore deemed to be incorporated by reference into the Prospectus for purposes of this Offering. Copies of documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, at 225 Union Blvd, Suite 600, Lakewood, CO 80228 USA, telephone (303) 389-4143. These documents are also available on SEDAR at www.sedar.com under the Company’s profile. The filings of the Company through SEDAR and the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov, are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, as filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement as well as the Prospectus, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in the Prospectus or this Prospectus Supplement or in any other subsequently filed document that is also incorporated by reference in the Prospectus or Prospectus Supplement:

(a)	The Annual Information Form of the Company dated March 18, 2015 in respect of the year ended December 31, 2014 (the “Annual Information Form”);

(b)

The audited annual consolidated financial statements of the Company for the year ended December 31, 2014 and the 15 month period ended December 31, 2013, together with the notes thereto and the auditors’ report thereon;

(c)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the year ended December 31, 2014;

(d)	The condensed consolidated interim financial statements of the Company for the three and nine month periods ended September 30, 2015, together with the notes thereto;

(e)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the three and nine month periods ended September 30, 2015;

(f)	The Management Information Circular of the Company dated March 26, 2014 distributed in respect of the annual and special meeting of shareholders of the Company held on May 21, 2014;

(g)

The Amended Management Information Circular of the Company dated May 21, 2015 (the “2015 Circular”) distributed in respect of the annual and special meeting of shareholders of the Company held on June 18, 2015, but excluding the fairness opinion of Roth Capital Partners included in the 2015 Circular;

(h)

Material Change Report of the Company dated January 14, 2015 in respect of the announcement of the execution of the definitive Agreement and Plan of Merger dated as of January 4, 2015 (the “Uranerz Acquisition Agreement”) pursuant to which the Company agreed to acquire by way of merger all of the issued and outstanding securities of Uranerz;

(i)	Material Change Report of the Company dated June 23, 2015 in respect of the completion of the acquisition of Uranerz;

(j)	Business Acquisition Report of the Company dated August 20, 2015 in respect of the acquisition of Uranerz;

(k)	Material Change Report of the Company dated September 29, 2015 in respect of the commencement of construction of the elution circuit at its Nichols Ranch in situ recovery processing facility;

(l)

Material Change Report of the Company dated March 8, 2016 in respect of: (i) the announcement of the execution of the definitive agreement dated as of March 4, 2016 (the “Mesteña Purchase Agreement”), (ii) the announcement of the execution of the non-binding letter of intent dated as of March 4, 2016 (the “Sumitomo LOI”), and (iii) certain impairment charges and guidance for 2016; and

(m)	The indicative term sheet in respect of the Offering dated March 8, 2016.

Any documents of the type required by National Instrument 44-101- Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar authorities in Canada subsequent to the date of this Prospectus Supplement and before the termination of the Offering, are deemed to be incorporated by reference in the Prospectus for purposes of the Offering.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with or furnished to the SEC on Form 40-F, 6-K or 8-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus Supplement forms a part. In addition, the Company may incorporate by reference into this Prospectus Supplement documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) if and to the extent expressly provided therein.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the CSA during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management’s discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the Prospectus for purposes of future offers and sales of securities hereunder.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for purposes of this Offering.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and the Prospectus.

MARKETING MATERIALS

Any marketing materials are not part of this Prospectus Supplement to the extent that the contents thereof have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials filed with the securities commission or similar authority in each of the provinces of Canada, other than Québec, in connection with the Offering after the date of this Prospectus Supplement but prior to the termination of the distribution of the securities under this Prospectus Supplement (including any amendments to, or an amended version of, any template version of marketing materials) is deemed to be incorporated by reference in this Prospectus Supplement.

RISK FACTORS

An investment in the Offered Units is subject to a number of risks. A prospective purchaser of the Offered Units should carefully consider the information and risks faced by the Company described in this Prospectus Supplement, the Prospectus and the documents incorporated herein and therein by reference, including without limitation the risk factors set out under the headings “Risk Factors” in the Annual Information Form and in the 2015 Circular.

The operations of the Company are highly speculative due to the high-risk nature of its business, which includes the acquisition, financing, exploration, permitting, development and mining of, or recovery of product from, mineral properties, the recovery, milling and processing of ore and other feed materials and the marketing of the resulting products. The risks and uncertainties incorporated by reference herein are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment.

Risks Related to the Company

Our results of operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations.

Our earnings and operating cash flow are and will be particularly sensitive to the long and short term changes in the market price of uranium and vanadium. Among other factors, these prices also affect the value of our resources, reserves and inventories, as well as the market price of our Common Shares.

Market prices are affected by numerous factors beyond our control. With respect to uranium, such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear incident; reprocessing of used reactor fuel, the re-enrichment of depleted uranium tails and the enricher practice of underfeeding; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons; the premature decommissioning of nuclear power plants; and from the build-up of Japanese utility uranium inventories as a result of the Fukushima incident) by governments and industry participants; uranium supply, including the supply from other secondary sources; and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel; the potential for vanadium to be used in advanced battery technologies; political and economic conditions in vanadium producing and consuming countries; world production levels; and costs of production. Other factors relating to both the price of uranium and vanadium include: levels of supply and demand for a broad range of industrial products; substitution of new or different products in critical applications for our existing products; expectations with respect to the rate of inflation; the relative strength of the U.S. dollar and of certain other currencies; interest rates; global or regional political or economic crises; regional and global economic conditions; and sales of uranium and vanadium by holders in response to such factors. If prices are below our cash costs of extraction or recovery and remain at such levels for any sustained period, we may determine that it is not economically feasible to continue commercial extraction or recovery at any or all of our projects or other facilities and may also be required to look for alternatives other than cash flow to maintain our liquidity until prices recover. Our expected levels of uranium recovery and business activity are dependent on our expectation and the industry’s expectations of uranium and vanadium prices, which may not be realized or may change. In the event we conclude that a significant deterioration in expected future uranium prices has occurred, we will assess whether an impairment allowance is necessary which, if required, could be material.

The recent fluctuations in the price of many commodities is an example of a situation over which we have no control and which could materially adversely affect us in a manner for which we may not be able to compensate. There can be no assurance that the price of any minerals recovered from our properties will be such that any deposits can be operated at a profit.

Our profitability is directly related to the market price of uranium and vanadium recovered. We may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. We anticipate selling forward in the ordinary course of business if, and when, we have sufficient assets and recovery to support forward sale arrangements. There are, however, risks associated with forward sale programs. If we do not have sufficient recovered uranium to meet our forward sale commitments, we may have to buy or borrow (for later delivery back from recovered uranium) sufficient uranium in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts, or potentially default on such deliveries. In addition, under forward contracts, we may be forced to sell at prices that are lower than the prices that may be available on the spot market when such deliveries are completed. Although we may employ various pricing mechanisms within our sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

Our properties do not contain mineral reserves under SEC Industry Guide 7 and a number of the Company’s properties, projects and facilities are not economic at today’s commodity prices.

Our properties do not contain any mineral reserves under SEC Industry Guide 7. See “Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources” above. At current uranium and vanadium prices a number of our properties, projects and facilities are not economic for uranium, and for some properties uranium and/or vanadium, extraction, recovery or processing. We intend to continue to hold a number of those properties, projects and facilities in anticipation of possible future increases in the prices of uranium and/or vanadium, as the case may be. However, there can be no assurance that uranium and/or vanadium prices will ever, or within a reasonable time period, increase to the levels required to advance those properties or, in the case of projects or facilities on standby, to resume exploration, extraction, recovery or processing activities at those projects or facilities. We continue to hold such properties, projects and facilities because we believe that uranium and/or vanadium prices are likely to rise to such levels within a reasonable time period, and the ability to maintain scalability as commodity prices increase is a key component of our business strategy. However, as there is a cost associated with holding and in some cases maintaining on standby such properties, projects or facilities, we continuously evaluate, on a case-by-case basis, such costs against the prospects for price increases, and may from time to time sell, drop or reclaim any such properties, projects or facilities. We have currently identified a number of non-core, properties and projects that we intend to sell, drop or reclaim given current market conditions.

The White Mesa Mill has historically been run on a campaign basis as sufficient feed materials are available, and there can be no assurance that sufficient mill feed will be available in the future to sustain future campaigns.

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, cash needs, contract requirements, and/or market conditions may warrant. Once the processing for FY-2016 concludes (expected to be in late 2016), the Company expects to place mineral processing activities at the Mill on standby until additional mill feed becomes available, which may not occur for several years. The Mill will continue to dry and package material from the Nichols Ranch Project and continue to receive and stockpile alternate feed materials for future milling campaigns. Each future milling campaign will be subject to receipt of sufficient mill feed that would allow us to operate the Mill on a profitable basis and/or recover a portion of its standby costs.

At current uranium and vanadium prices all of our conventional properties are on standby, other than shaft-sinking activities at our Canyon Project and evaluation and permitting activities at our other properties, and no third party conventional properties are operating to provide mill feed. There can be no assurance that sufficient mill feed will be available in the future that would allow us to operate the White Mesa Mill on a profitable basis and/or recover a portion of its standby costs at any time.

We have entered into term sales contracts for a portion of our recovered uranium, and there can be no guarantee that we will be able to extend the terms of those contracts or enter into new term sales contracts in the future on suitable terms and conditions.

Those contracts, which have historically resulted in uranium sales at prices in excess of spot prices, have fixed delivery terms. Certain of our contracts have delivery terms that have expired with no future deliveries planned. The failure to renew existing term sales contracts or enter into new term sales contracts on suitable terms could adversely impact our operations and mining activity decisions, and resulting cash flows and income.

We are subject to global economic risks.

In the event of a general economic downturn or a recession, there can be no assurance that our business, financial condition and results of operations would not be materially adversely affected. During the past several years, the global economy faced a number of challenges. During the global financial crisis of 2007-8 economic problems in the United States and Eurozone caused deterioration in the global economy, as numerous commercial and financial enterprises either went into bankruptcy or creditor protection or had to be rescued by governmental authorities. Access to public financing was negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, and massive investment losses by banks with resultant recapitalization efforts. Although economic conditions have shown improvement in recent years, the global recovery from the recession has been slow and has possibly shown recent signs of possible deterioration. These factors continue to impact commodity prices, including uranium and vanadium, as well as currencies and global debt and stock markets.

These factors may impact our ability to obtain equity, debt or other financing on terms commercially reasonable to us, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, or there is a material deterioration in general business and economic conditions, our operations could be adversely impacted and the trading price of our securities could continue to be adversely affected.

The price of our Common Shares is subject to volatility.

Securities of mining companies have experienced substantial volatility and downward pressure in the recent past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of our securities is also likely to be significantly affected by short-term changes in uranium and vanadium prices, changes in industry forecasts of uranium and vanadium prices, other mineral prices including oil and natural gas, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to our performance that may have an effect on the price of our securities include the following: the extent of research coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of our securities; the size of our public float and the exclusion from market indices may limit the ability of some institutions to invest in our securities; and a substantial decline in the price of our securities that persists for a significant period of time could cause our securities to be delisted from an exchange, further reducing market liquidity. Our exclusion from certain market indices may reduce market liquidity or the price of our securities. If an active market for our securities does not continue, the liquidity of an investor's investment may be limited and the price of our securities may decline. If an active market does not exist, investors may lose their entire investment. As a result of any of these factors, the market price of our securities at any given point in time may not accurately reflect our long-term value. Securities class-action litigation often has been brought against companies in periods of volatility in the market price of their securities, and following major corporate transactions or mergers and acquisitions. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Exploration, development, extraction, mining, recovery and milling of minerals, and the transportation and handling of the products recovered, are subject to extensive federal, state and local laws and regulations.

These regulations govern, among other things; acquisition of the property or mineral interests; maintenance of claims; tenure; expropriation; prospecting; exploration; development; construction; extraction and mining; recovery, processing, milling and production; price controls; exports; imports; taxes and royalties; labor standards; occupational health; waste disposal; toxic substances; water use; land use; Native American land claims; environmental protection and remediation; endangered and protected species; mine, mill and other facility decommissioning and reclamation; mine safety; transportation safety and emergency response; and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing of our mines, mills, plants and other extraction, recovery and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact our decision as to whether to operate existing mines or facilities, or, with respect to exploration, development or construction properties, whether to proceed with exploration, development or construction, or that such laws and regulations may result in our incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. We expend significant financial and managerial resources to comply with such laws and regulations. We anticipate continuing to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect our activities, operations or financial condition. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on us, increase costs, cause a reduction in levels of, or suspension of, extraction or recovery and/or delay or prevent the construction or development of new mineral extraction properties.

Mineral extraction is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, extraction, mining, recovery and production. Environmental liability may result from mining or mineral extraction activities conducted by others prior to our ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing activities or operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should we be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend activities or operations, declare bankruptcy, or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that we are subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on us. In addition, we do not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine and facility, construction, development and operating costs

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mineral properties and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of our control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on us. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia. Changes in these policies and restrictions may adversely impact our business.

Public acceptance of nuclear energy and competition from other energy sources is unknown.

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as an economic means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Increased government regulation and technical requirements may make nuclear uneconomic, resulting in lower demand for uranium concentrates. Technical advancements and government subsidies in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

The uranium industry is highly competitive and it competes with other energy sources.

The international uranium industry, including the supply of uranium concentrates, is competitive. We market uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from nationalized uranium companies, from uranium produced as a byproduct of other mining operations, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails. A large quantity of current World production is inelastic, in that uranium market prices have little effect on the quantity supplied. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond our control and may affect the supply of uranium available in the United States and Europe.

We compete with other mining companies and individuals for capital, mineral resources and reserves, and other mining assets, which may increase the cost of acquiring suitable claims, properties and assets, and we also compete with other mining companies to attract and retain key executives, employees and consultants. In addition, there are relatively few customers for uranium. There can be no assurance that we will continue to be able to compete successfully with our competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

We may be unable to timely pay our outstanding debt obligations, which may result in us losing some of our assets covered by mortgage and/or other security arrangements and may adversely affect our assets, results of operations and future prospects.

We may from time to time enter into arrangements to borrow money in order to fund our operations and expansion plans, and such arrangements may include covenants that restrict our business in some way. We may also from time to time acquire properties whereby certain payment obligations owed to the seller are paid by us over time, with the seller’s sole remedy for non-payment by us being reacquisition of the property. Events may occur in the future, including events out of our control that would cause us to fail to satisfy our obligations under our existing debt or financing instruments. In such circumstances, or if we were to default on our obligations under the debt or financing instruments, the amounts drawn under our agreements may become due and payable before the agreed maturity date, and we may not have the financial resources to repay such amounts when due.

On November 26, 2013, our subsidiary, Uranerz entered into a Financing Agreement (the “Financing Agreement”) with Johnson County, Wyoming (the “County”) pursuant to which the County agreed to loan to Uranerz (the “Loan”) the proceeds from the sale of its US$20,000,000 Taxable Industrial Development Revenue Bond, Series 2013, (the “Bond”) upon the terms and conditions set out in the Financing Agreement, for the purpose of financing the Nichols Ranch project. On November 26, 2013, in connection with the Financing Agreement and the Loan, Uranerz as mortgagor entered into a Mortgage & Security Agreement, pursuant to which Uranerz granted to the Trustee its rights and interests in the as-extracted collateral, contract rights relating directly or indirectly to the Lands (as identified in Exhibit A to the Mortgage & Security Agreement), general intangibles relating directly or indirectly to the Lands, fixtures or hereinafter located on the Lands or our Nichols Ranch ISR Processing Facility, goods (including all inventory) and equipment, including without limitations the mineralized material and all personal property identified as owned by Uranerz in the Mortgage & Security Agreement to secure Uranerz’ obligations under the Financing Agreement, the Bond Purchase Agreement and the Note. The Mortgage & Security Agreement contains restrictive covenants of Uranerz, including, without limitation: (i) sell, convey, mortgage, pledge or otherwise dispose of or encumber the Encumbered Property (as set forth in the Mortgage and Security Agreement) without first securing the written consent of the mortgagee; (ii) cancel or terminate any Post Production Contracts (as set forth in the Mortgage and Security Agreement) or consent to or accept any cancellation or termination thereof; (iii) amend or otherwise modify any Post Production Contracts or give any consent, waiver or approval thereunder; (iv) waive any default under or breach of any Post Production Contracts; or (v) take any other action in connection with the Post Production Contract which would impair the value of the interest or rights of Uranerz thereunder or which would impair the interests or rights of the mortgagee.

If Uranerz is unable to timely satisfy its obligations under the Loan, including timely payment of the interest when due and payment of the principal amount at maturity and Uranerz is not able to successfully extend the maturity date or otherwise re-negotiate the terms of the Note, the Trustee will have rights under the Mortgage and Security Agreement to potentially seize or sell the secured properties and interests, equipment and personal property and the Nichols Ranch Processing Facility to satisfy Uranerz’ obligations under the Loan. Any failure to timely meet Uranerz’ obligations under the Loan may adversely affect our assets, results of operations and future prospects.

Further, although most, but not all, of our reclamation obligations are bonded, and cash and other assets have been reserved to secure a portion but not all of this bonded amount, to the extent the bonded amounts are not fully collateralized, we will be required to come up with additional cash to perform our reclamation obligations when they occur. In addition, the bonding companies have the right to require increases in collateral at any time upon providing us with 30-days’ notice, failure of which would constitute a default under the bonds. In such circumstances, we may not have the financial resources to perform such reclamation obligations or to increase such collateral when due.

Our Convertible Debentures will mature on June 30, 2017 and will be retired either through the payment of cash or the issuance of Common Shares

On July 24, 2012, the Company issued $22,000,000 aggregate principal amount of convertible debentures (the “Debentures”). The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of $15.00 per share at any time prior to redemption or maturity. The Debentures may be retired at maturity either through the payment of cash or the issuance of Common Shares, at the Company’s option. This will either result in the allocation of cash to the retirement of the Debentures, which could be used for other purposes, or the issuance of Common Shares, which will result in dilution to shareholders.

We may need additional financing in connection with the implementation of our business and strategic plans from time to time.

The exploration, construction and development of mineral properties and the ongoing operation of mines and other facilities requires a substantial amount of capital and may depend on our ability to obtain financing through joint ventures, debt financing, equity financing or other means. We may accordingly need further capital in order to take advantage of further opportunities or acquisitions. Our financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, legal claims against us, a significant disruption to our business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect our ability, or third parties we seek to do business with, to access those markets. Continued volatility in equity markets, specifically including energy and commodity markets, may increase the costs associated with equity financings due to a low share price, and the potential need to offer higher discounts and other value (e.g., warrants). There is no assurance that we will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

As a result of the loss of our foreign private issuer status, we are now required to comply with the Exchange Act’s domestic reporting regime, which may cause us to incur additional legal, accounting and other expenses.

As of June 30, 2015, we determined that we no longer qualify as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act. This means we are now required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers, such as Forms 10-K, 10-Q and 8-K, rather than the forms we have filed with the SEC in the past as a foreign private issuer, such as Forms 40-F and 6-K. We are accordingly required to prepare our financial statements filed with the SEC in accordance with generally accepted accounting principles in the United States (“US GAAP”) (and must recast prior financial statements and selected financial data from IFRS into US GAAP for all periods required to be presented in the financial statements). As of January 1, 2016 we have also been required to comply with the provisions of U.S. securities laws applicable to U.S. domestic issuers including, without limitation, the U.S. proxy rules, Regulation FD and the Section 16 beneficial ownership reporting and short swing profit rules. We have modified certain of our policies to comply with good governance practices associated with U.S. domestic issuers. In addition, we have lost our ability to rely upon exemptions from certain corporate governance requirements on the NYSE MKT that are available to foreign private issuers.

As a result of such compliance with these additional securities laws, including the transition from IFRS to US GAAP, as well as NYSE MKT rules applicable to U.S. domestic issuers, the regulatory and compliance costs to us under U.S. securities laws may be significantly higher than the cost we would incur as a foreign private issuer. We therefore expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and make some activities highly time-consuming and costly and that the costs associated with compliance will increase further once we are no longer an emerging growth company.

The issuance of additional Common Shares may impact the trading price of our Common Shares.

If we raise additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of our shareholders and reduce the value of their investment.

Mining operations involve a high degree of risk.

The exploration, construction, development, operation and other activities associated with mineral projects, along with the expansion of existing recovery operations and mining activities and restarting of projects, involve significant risks, including financial risk. Development or advancement of any of the exploration properties in which we have an interest will only follow upon obtaining satisfactory exploration results, project permitting and licensing, and financing. The exploration, construction, development, operation and other activities associated with mineral projects involves significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine or other facility may result in substantial rewards, few properties which are explored are ultimately developed into producing mines or extraction or recovery facilities. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to finance, permit, license, and construct extraction, mining, recovery and processing facilities. It is impossible to ensure that the current or proposed exploration, permitting, construction or development programs on our mineral properties will result in a profitable commercial extraction, mining or recovery operations.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of resource and reserve estimates; the particular attributes of the deposit, such as its size, geology and grade; the ability to economically recover commercial quantities of the minerals; proximity to infrastructure and availability of personnel; financing costs; governmental regulations, including regulations relating to prices, taxes, royalties; the potential for litigation; land use; importing and exporting; and environmental and cultural protection. The construction, development, expansion and restarting of projects are also subject to the successful completion of engineering studies, the issuance of necessary governmental permits, the availability of adequate financing, and that engineering and construction timetables and capital costs are correctly estimated for our projects, including restarting projects on standby, and such construction timetables and capital costs are not affected by unforeseen circumstances. The effect of these factors cannot be accurately predicted, but the combination of these factors, along with others, may result in our not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new extraction, mining or recovery operations may differ materially from our best estimates. It is not unusual in the mining industry for new mining operations and facilities to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a recovery or producing phase, require more capital than anticipated, operate at a higher cost than expected, and/or have reclamation liabilities which are higher than expected.

There is uncertainty in the estimation of mineral reserves and mineral resources.

Our properties do not contain any mineral reserves under Industry Guide 7. See “Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources” above.

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. Our mineral reserves and resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

Mineral reserve and resource estimates for properties that have not commenced extraction, production or recovery are based, in many instances, on limited and widely spaced drill-hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource and reserve estimates may require revision as more drilling information becomes available or as actual extraction, production or recovery experience is gained. It should not be assumed that all or any part of our mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render our proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

Our business is subject to extensive environmental regulations that may make exploring, mining or related activities expensive, and which may change at any time.

We are required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which we operate and conduct our activities, in connection with extraction, mining, recovery and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining activities, but also to additional risks uniquely associated with uranium extraction, mining, recovery and milling. We expend significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in extraction, mining, recovery or milling, the disposition of wastes, the decommissioning and reclamation of exploration, extraction, mining, recovery, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

We cannot predict what environmental legislation, regulations or policies will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine and other facility reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect our results of operations and business or may cause material changes or delays in our intended activities. There can be no assurance of our continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions. Delays in obtaining permits and licenses could impact expected production levels or increases in expected uranium extraction levels.

Our operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. We cannot provide assurance that we will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of our properties or, if feasible, to commence construction, development, operation or other activities relating to mining facilities at such properties on terms that enable operations or activities to be conducted at economically justifiable costs. If we are unable to obtain or maintain, licenses, permits or other rights for construction or development of our properties, or otherwise fail to manage adequately future environmental issues, our uranium recovery operations and mining activities could be materially and adversely affected.

On December 31, 2014, the EPA issued a proposed rule that would amend 10 CFR §192, “Health and Environmental Protection Standards for Uranium and Thorium Mill Tailings”, to add standards and regulation for ISR facilities such as the Nichols Ranch Project. The effect of the proposed rule, as written, is expected to be significant if promulgated. The proposed rule would require additional background and baseline work for new in-situ uranium recovery wellfields and for active and future wellfields, it would also add stringent groundwater restoration requirements, additional requirements for alternate concentration limits, and a 30 year post-restoration monitoring period. Currently, the proposed rule has received extensive comments from other federal agencies, States with primacy authority, mining and nuclear trade organizations, and the domestic uranium industry, all of which are being considered by EPA, and could result in changes to the proposed rules. No action is expected from EPA until after the end of 2016. If this proposed rule is promulgated in its current form, it would be expected to impose significant costs and project risks such that any in-situ uranium recovery project, including the Nichols Ranch Project, could become unviable. Any changes to rules or regulations that could significantly adversely impact any of our material projects could have a material adverse impact on the Company.

Opposition to mining may disrupt our business activities.

In recent years, governmental agencies, non-governmental organizations, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to production and uranium recovery at our facilities, such as the White Mesa Mill and the Canyon Project. This opposition may take on forms such as road blockades, applications for injunctions seeking to cease certain construction, development, extraction, mining and/or milling or recovery activities, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to our interests. These actions can occur in response to current activities or in respect of mines or facilities that are decades old. In addition, these actions can occur in response to our activities or the activities of other unrelated entities. Opposition to our activities may also result from general opposition to nuclear energy and mining. Opposition to our business activities are beyond our control. Any opposition to our business activities may cause a disruption to our business activities and may result in increased costs, and this could have a material adverse effect on our business and financial condition.

We are subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation.

The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, permitting and licensing activities, volatility in stock prices or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty, and may include injunctions pending the outcome of such litigation and proceedings. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial performance, cash flow and results of operations.

We are subject to costs associated with decommissioning and reclamation of our properties.

As owner and operator of the White Mesa Mill, the Nichols Ranch Project, and numerous uranium and uranium/vanadium mines or other facilities located in the United States and certain permitting, construction, development and exploration properties, and for so long as we remain an owner thereof, we are obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of our reclamation obligations are bonded, and cash and other assets have been reserved to secure a portion, but not all, of this bonded amount. Although our financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on our financial statements. Further, to the extent the bonded amounts are not fully collateralized, we will be required to come up with additional cash to perform our reclamation obligations when they occur.

Decommissioning plans for our properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. Over time, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances, including as our properties approach or go into decommissioning. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

We are subject to technical innovation and obsolescence in the uranium industry.

Requirements for our products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. The cost competitiveness of our operations may be impacted through the development and commercialization of other uranium mining, milling, processing and other technologies. As a result, our competitors may adopt technological advancements that give them an advantage over the Company.

Our mineral properties may be subject to defects in title.

We have investigated our rights to explore and exploit all of our material properties and, to the best of our knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to our detriment. There can also be no assurance that our rights will not be challenged or impugned by third parties, including by governments, surface owners, and non-governmental organizations.

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, our U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of our material Arizona Strip properties, other than the Wate Property, are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. We believe that all of our material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, our Arizona 1 project has an approved PO which, absent modification, would not require a mineral examination. Although our Canyon project also has an approved PO, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims are valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of our mining claims being considered invalid, which could prevent a project from proceeding.

Certain of our properties, or significant portions thereof, are mineral leases that have fixed terms, both with State and private parties. Certain of our properties are subject to other agreements that may affect our ability to explore, permit, develop and operate them, including surface use, access and other agreements. There can be no guaranty that we will be able to renew or extend such leases and agreements on favorable terms or at all. The failure to renew any such leases or agreements could have a material adverse effect on our operations.

Possible amendments to the General Mining Law could make it more difficult or impossible for us to execute our business plan.

Members of the United States Congress have repeatedly introduced bills which would supplant or alter the provisions of the United States Mining Law of 1872, as amended. Such bills have proposed, among other things, to (i) either eliminate or greatly limit the right to a mineral patent; (ii) significantly alter the laws and regulations relating to uranium mineral development and recovery from unpatented and patented mining claims; (iii) impose a federal royalty on production from unpatented mining claims; (iv) impose time limits on the effectiveness of plans of operation that may not coincide with mine or facility life; (v) impose more stringent environmental compliance and reclamation requirements on activities on unpatented mining claims; (vi) establish a mechanism that would allow states, localities and Native American tribes to petition for the withdrawal of identified tracts of federal land from the operation of the U.S. general mining laws; and (vii) allow for administrative determinations that mining or similar activities would not be allowed in situations where undue degradation of the federal lands in question could not be prevented. If enacted, such legislation could change the cost of holding unpatented mining claims and could significantly impact our ability to develop locatable mineral resources on our patented and unpatented mining claims. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for construction and development and the economics of existing operating mines and facilities. Passage of such legislation could adversely affect our financial performance.

In addition to the withdrawal noted in the previous risk factor, there are currently other proposed withdrawals of federal lands for the purposes of mineral location and development and proposed designations of national monuments which would have a similar effect as a withdrawal. While such proposals are not yet final and would require further Congressional action, if they were to occur, it is uncertain whether any such withdrawals or designations would affect in any manner our current mineral projects.

Because we may be unable to secure access rights to certain of our properties, we may be unable to explore and/or advance such properties.

We are currently in the process of negotiating access rights to certain of our properties, such as the Roca Honda Project and the Wate Project, with private landholders. There can be no guarantee that we will be able to negotiate such access rights on favorable terms or at all. The failure to negotiate such access rights on suitable terms could have a material adverse effect on our operations.

We are subject to foreign currency risks.

Our operations are subject to foreign currency fluctuations. Our operating expenses and revenues are primarily incurred in U.S. dollars, while some of our cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact on our profitability and may also affect the value of our assets and shareholders’ equity. In addition, the recent strengthening of the U.S. dollar relative to other currencies makes our mineral extraction and recovery less competitive in relation to similar activities in other countries. Current and future strengthening of the U.S. dollar in relation to the currencies of other countries can have a material impact on our cash flows and profitability, and affect the value of our assets and shareholders’ equity.

We may not realize the anticipated benefits of acquisitions.

We may not realize the anticipated benefits of acquiring: the Sheep Mountain Project in 2012; Denison Mines Corp’s U.S. Mining Division in 2012 (the “Denison US Mining Division”), including the White Mesa Mill, certain of the Arizona Strip Properties, the Henry Mountains Project, the La Sal Project, and the Daneros Project; Strathmore in 2013, including the Roca Honda Project; Uranerz in 2015, including the Nichols Ranch Project; and the proposed Mesteña Acquisition and the Roca Honda Acquisition, due to integration, operational and uranium market challenges. Decreases in commodity prices have required us to place a number of acquired properties and facilities on standby and to defer permitting and construction and development activities on certain other acquired assets, until market conditions warrant otherwise, and in some cases we have elected to sell or abandon certain of these properties at a loss. Our success following those acquisitions will depend in large part on the success of our management in integrating the acquired assets into the Company. Our failure to achieve such integration and to mine or advance such assets could result in our failure to realize the anticipated benefits of those acquisitions and could impair our results of operations, profitability and financial results.

We prepare estimates of future uranium extraction and recovery, and there are no assurances that such estimates will be achieved.

We may from time to time prepare estimates of future uranium extraction and recovery, or increases in uranium extraction and recovery, for particular operations, or relating to our ability to increase uranium extraction and recovery in response to increases in commodity prices, as market conditions warrant or otherwise. No assurance can be given that any such extraction and recovery estimates will be achieved, nor can assurance be given that extraction or recovery increases will be achieved in a cost effective or timely manner. Failure to achieve extraction and recovery estimates or failure to achieve extraction and recovery in a cost effective or timely manner could have an adverse impact on our future cash flows, earnings, results of operations and financial condition. These estimates are based on, among other things, the following factors: the accuracy of mineral resource and reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralized materials, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of extraction, recovery and processing; assumptions as to future commodity prices; assumptions relating to changes in laws, regulations or policies, or lack thereof, that could impact the cost and time required to obtain regulatory approvals, licenses and permits; assumptions relating to obtaining required licenses and permits in a timely manner, including the time required to satisfy environmental analyses, consultations and public input processes; assumptions relating to challenges to or delays in the licensing and permitting process; and assumptions regarding any appeals or lack thereof, or injunctions or lack thereof, relating to any approvals, licenses or permits.

Our actual uranium extraction and recovery may vary from estimates for a variety of reasons, including, among others: actual mineralized material extracted, mined or recovered varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral resources and reserves, such as the need for sequential construction or development of mineralized materials or deposits and the processing of new or different mineral grades; risk and hazards associated with extraction, mining and recovery; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; varying conditions in the commodities markets; and delays in obtaining or denial, challenges or appeals of regulatory approvals, licenses and permits or renewals of existing approvals, licenses or permits.

We depend on the issuance of license amendments and renewals which cannot be guaranteed.

We maintain regulatory licenses and permits in order to operate our White Mesa Mill and Nichols Ranch Project, all of which are subject to renewal from time to time and are required in order to operate in compliance with applicable laws and regulations. In addition, depending on our business requirements, it may be necessary or desirable to seek amendments to one or more of our licenses or permits from time to time. While we have been successful in renewing our licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Mining, mineral extraction, recovery and milling are subject to a high degree of risk and we are not insured to cover against all potential risks.

Our operations and activities are subject to all of the hazards and risks normally incidental to exploration, construction, development, extraction and mining of mineral properties, and recovery, processing and milling, including: environmental hazards; industrial accidents; labor disputes, disturbances and unavailability of skilled labor; encountering unusual or unexpected geologic formations; rock bursts, pressures, cave-ins, flooding; periodic interruptions due to inclement or hazardous weather conditions; technological and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; the availability and/or fluctuations in the costs of raw materials and consumables used in our production and recovery processes; the ability to procure mining and other equipment and operating and other supplies in sufficient quantities and on a timely basis; and other extraction, mining, recovery, milling, and processing risks, as well as risks associated with our dependence on third parties in the provision of transportation and other critical services. Many of the foregoing risks and hazards could result in damage to, or destruction of, our mineral properties or processing or recovery facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of extraction, mining, production and recovery from our mines or processing facilities or in our exploration, construction or development activities, delay in or inability to receive regulatory approvals to transport our uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium extraction, mining, recovery and processing, additional costs and risks are incurred by us on a regular and ongoing basis.

While we may obtain insurance against certain risks in such amounts as we consider adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings, financial position and competitive position. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to us.

We will need to continuously add to our mineral reserve and resource base and to our alternate feed materials.

Our properties do not contain any mineral reserves under SEC Industry Guide 7. See “Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserve and Mineral Resource Estimates” above.

Our material mineral resources are located at the Nichols Ranch Project, the Canyon Project, the Roca Honda Project, the Sheep Mountain Project, the Henry Mountains Project, the La Sal Project, and the Daneros Project. These projects are our primary sources (and potential sources) of current and future uranium concentrates. Unless other mineral resources or reserves are discovered or extensions to existing resource bodies are found, our sources of extraction, production and recovery for uranium concentrates will decrease over time as our current mineral resources are depleted. There can be no assurance that our future exploration, construction, development and acquisition efforts will be successful in replenishing our mineral resources or finding or developing reserves. In addition, while we believe that many of our properties will eventually engage in extraction or mining activities, there can be no assurance that they will be placed into such activities, or that they will be able to replace current extraction or mining activities.

We also recover uranium from processing alternate feed materials at our White Mesa Mill. There can be no assurance that additional sources of alternate feed materials will be forthcoming in the future on commercially acceptable terms or otherwise, or that we will be successful in receiving all required regulatory approvals, licenses and permits on a timely basis to allow for the receipt and processing of any such alternate feed materials.

Our sales of uranium and vanadium products expose us to the risk of non-payment.

Our sales of uranium and vanadium products expose us to the risk of non-payment. We manage this risk by monitoring the credit worthiness of our customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. Most of the Company’s sales are to major nuclear utilities, which pose a relatively low risk of non-payment due to their large size and capitalization.

We are dependent on key personnel and qualified and experienced employees.

Our success will largely depend on the efforts and abilities of certain senior officers and key employees, some of which are approaching retirement. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While we do not foresee any reason why such officers and key employees will not remain with us, other than through retirement, if for any reason they do not, we could be adversely affected. We have not purchased key man life insurance for any of these individuals, other than for our Chief Executive Officer.

Our success will also depend on the availability of qualified and experienced employees to work in our operations and our ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

If we fail to maintain an effective system of internal control, we may not be able to accurately report financial results or prevent fraud.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

We are dependent on business partners, government and third party consents.

We have a number of joint ventures and other business relationships relating to our properties and projects, including key projects, such as the Roca Honda Project and Arkose Mining Venture, which can restrict our ability to act unilaterally with respect to those projects in certain circumstances. There can be no assurances that we will be able to maintain relationships with our joint venture and business partners to allow for satisfactory exploration, permitting, construction, development, extraction, mining, recovery or milling relating to any such projects. Our operations and activities are also dependent from time to time on receiving government and other third party consents and approvals. There can be no assurances that all such consents and approvals will be forthcoming when required.

Certain of our directors may be in a position of conflict of interest with respect to the Company due to their relationship with other resource companies.

Some of our directors are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director may be offered to another company or companies with which the director is associated, and may not be presented or made available to us. Our directors are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in our Code of Ethics and by the Business Corporations Act (Ontario).

Our relationship with our employees may be impacted by changes in labor relations.

None of our operations or activities currently directly employ unionized workers who work under collective agreements. However, there can be no assurance that our employees or the employees of our contractors will not become unionized in the future, which may impact our operations and activities. Any lengthy work stoppages may have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

Mining, extraction, recovery, processing, construction, development and exploration activities depend, to a substantial degree, on adequate infrastructure.

Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. We consider the existing infrastructure to be adequate to support our proposed operations and activities. However, unusual or infrequent weather phenomena including drought, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and activities, financial condition and results of operations.

Because the probability of an individual prospect ever having reserves as defined by the SEC is not known, our properties may not contain any reserves, and any funds spent on exploration may be lost.

We have no reserves as defined by SEC Industry Guide 7 and our Nichols Ranch Project only recently commenced generating revenue from operations. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves, and any funds spent on exploration, construction, development, extraction, and recovery may be lost. We do not know with certainty that economically recoverable uranium exists on any of our properties as defined by SEC Industry Guide 7. Further, although we have commenced uranium extraction activities at our Nichols Ranch Project, our lack of established reserves means that we are uncertain as to our ability to continue to generate revenue from our operations. We may never discover uranium in commercially exploitable quantities and any identified deposit may never qualify as a commercially mineable (or viable) reserve. We will continue to attempt to acquire the surface and mineral rights on lands that we think are geologically favorable or where we have historical information in our possession that indicates uranium mineralization might be present.

The exploration and, if warranted, construction relating to or development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. Our uranium properties are all classified under SEC Industry Guide 7 to be at the exploration stage and do not contain any reserves at this time. It is impossible to ensure that the current or proposed exploration programs and other activities on properties in which we have an interest will result in the delineation of mineral reserves or in profitable commercial operations. Our operations and activities are subject to the hazards and risks normally incident to exploration and production of uranium, precious and base metals, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. While we may obtain insurance against certain risks, the nature of these risks is such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our future earnings and competitive position and, potentially our financial viability.

We are a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this Prospectus and Prospectus Supplement based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

Additional Risks Related to This Offering and our Securities

The net proceeds of this Offering may be reallocated by management

We currently intend to allocate the net proceeds to be received from this Offering as described under the heading “Use of Proceeds”. However, management will have broad discretion in the actual application of the net proceeds, and may elect to allocate net proceeds differently from that described under the heading “Use of Proceeds” if it believes it would be in the Company’s best interest to do so. The Company’s security holders, including holders of the Offered Units, may not agree with the manner in which management chooses to allocate and spend the net proceeds. The failure by management to apply these funds effectively could have a material adverse effect on the Company’s business.

You may experience dilution as a result of the Offering and future equity offerings.

Giving effect to the issuance of Unit Shares in this Offering, the potential issuance of the Warrant Shares, the receipt of the expected net proceeds and the use of those proceeds, this Offering may have a dilutive effect on our expected net income available to our shareholders per share and funds from operations per share. Furthermore, we are not restricted from issuing additional securities in the future, including Common Shares, securities that are convertible into or exchangeable for, or that represent the right to receive, Common Shares or substantially similar securities. To the extent that we raise additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to our shareholders. We may sell Common Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this Offering, and investors purchasing Common Shares or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional Common Shares, or securities convertible or exchangeable into Common Shares, in future transactions may be higher or lower than the price per share paid by investors in this Offering.

There is no public market for the Warrants

The Company does not intend to list the Warrants on the TSX, the NYSE MKT or any other securities exchange. Accordingly, there will be no public market for the Warrants and none is expected to develop. Even if a market develops for the Warrants, there can be no assurance that it will be liquid. If your warrants cannot be resold, you will have to depend upon any appreciation in the value of our Common Shares over the exercise price of the Warrants in order to realize a return on your investment in the Warrants.

Investors will have no rights as a shareholder with respect to their Warrants until they exercise their Warrants and acquire our Common Shares.

Until you acquire Common Shares upon exercise of your Warrants, you will have no rights with respect to the Common Shares underlying such Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

If the Company becomes a ‘‘passive foreign investment company’’ in the current or future tax years, adverse U.S. federal income tax consequences for U.S. investors may result.

If the Company were to constitute a passive foreign investment company (“PFIC”) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares. The Company believes that it was not a PFIC during the prior tax year ended on December 31, 2015, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Units, Unit Shares, Warrants or Warrant Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ''Subsidiary PFIC''), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Units, Unit Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Unit Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Offered Units, Unit Shares, Warrants or Warrant Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Unit Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Unit Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Units, Unit Shares, Warrants or Warrant Shares ratably over its holding period for the Offered Units, Unit Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Offered Units (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Unit Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Offered Units, Unit Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

PRESENTATION OF FINANCIAL INFORMATION

The financial statements of the Company incorporated by reference in this Prospectus Supplement and the Prospectus are reported in United States dollars. On November 14, 2013, the Company changed its fiscal year end from September 30 to December 31. The audited financial statements incorporated by reference in this Prospectus Supplement and the Prospectus are for the year ended December 31, 2014 and the 15 month period ended December 31, 2013. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus relating to the Company have been prepared in accordance with IFRS as issued by the IASB, and are not comparable to financial statements prepared in accordance with United States generally accepted accounting principles. All financial information incorporated by reference in this Prospectus Supplement and the Prospectus relating to Uranerz were prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On March 7, 2016, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00= $1.3301 or $1.00=US$0.7518.

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION

Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). Unless otherwise stated, all data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and exercise prices of stock options set forth in this Prospectus Supplement and the Prospectus (excluding certain of the documents incorporated by reference herein) have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding, actual amounts may differ. Unless otherwise indicated, references in this Prospectus (but not in certain of the documents incorporated by reference herein, unless otherwise indicated therein) to “Common Shares” are to the common shares of the Company after giving effect to the Share Consolidation.

THE COMPANY

General

Energy Fuels Inc. was incorporated on June 24, 1987 in the Province of Alberta under the name “368408 Alberta Inc.” In October 1987, 368408 Alberta Inc. changed its name to “Trevco Oil & Gas Ltd.” In May 1990, Trevco Oil & Gas Ltd. changed its name to “Trev Corp.” In August 1994, Trev Corp. changed its name to “Orogrande Resources Inc.” In April 2001 Orogrande Resources Inc. changed its name to “Volcanic Metals Exploration Inc.” On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On March 26, 2006, Volcanic Metals Exploration Inc. acquired 100% of the outstanding shares of “Energy Fuels Resources Corporation.” On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.”

The Company’s registered and head office is located at 80 Richmond St. West, 18th Floor, Toronto, ON M5H 2A4. The Company’s principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Inter-corporate Relationships

The following chart sets forth the name of each of the Company’s material subsidiaries and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

Description of the Business

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. The Company believes it has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

For a detailed description of the business of Energy Fuels please refer to “General Development of the Business” and “Energy Fuels’ Business” in the Annual Information Form and “Uranerz’ Material Mineral Properties” in the 2015 Circular.

Company Strategy

Energy Fuels intends to continue to strengthen its position as a leading uranium recovery company focused on the United States. The Company intends to maintain its resource base and scalability. However, continued weakness in uranium prices and cash needs dictate that the Company engage in further measures to maintain the value of this option. As a result, at this time the Company intends to conserve cash and focus on its lowest cost uranium recovery sources, as follows:

•	Continuing to systematically expand wellfield construction and uranium recovery at the Nichols Ranch ISR Project on a conservative basis as market conditions warrant;

•	Continuing the current mineral processing campaign at the White Mesa Mill into late 2016 to process stockpiled Pinenut project material and alternate feed materials;

•	Continuing shaft-sinking at the Canyon Project. In mid-2016, the Company expects to commence an underground drilling program to further evaluate the deposit;

•

Following completion of the current mineral processing campaign at the White Mesa Mill, placing the White Mesa Mill on standby and maintaining it in a state of readiness for the purpose of restarting mineral processing as available material and/or market conditions may warrant. The Company is currently installing five new replacement leach tanks, which are required for the 2016 conventional processing campaign. While on standby, the White Mesa Mill will continue to dry and package yellowcake from Nichols Ranch;

•

Continuing to maintain “standby” projects and facilities, including the La Sal Project and the Daneros Project, in a state of readiness for the purpose of restarting mining activities as market conditions may warrant. At this time, all of the Company’s conventional projects, other than the Canyon Project, are expected to remain on standby until market conditions warrant, or are in the evaluation or permitting process;

•

Continuing ongoing business development activities, including evaluation and permitting of existing projects such as the Roca Honda Project, Sheep Mountain Project, the “Bullfrog” portion of the Henry Mountains Complex, the Wate Project, and the Jane Dough Property of the Nichols Ranch Project; and

•	Continuing to evaluate the sale or abandonment of non-core assets that the Company does not believe will add value in order to reduce costs and/or receive sales proceeds.

Recent Developments

Acquisition of Uranerz

On January 5, 2015, the Company announced the execution of the Uranerz Acquisition Agreement, pursuant to which the Company agreed to acquire all of the issued and outstanding securities of Uranerz. On June 18, 2015, the Company announced the completion of such acquisition. The terms of the Uranerz Acquisition Agreement, details of Uranerz’ assets and financial position, and the effect of the acquisition on the Company, are set out in the 2015 Circular. The acquisition was completed pursuant to a merger under Nevada law of EFR Nevada Corp., a wholly owned subsidiary of the Company, with and into Uranerz, with Uranerz surviving the merger as an indirect wholly owned subsidiary of the Company. The Company issued an aggregate of 24,457,773 Common Shares in exchange for all of the issued and outstanding shares of Uranerz common stock. In addition, the Company reserved for issuance an aggregate of 2,690,250 Common Shares for issuance upon exercise of Uranerz warrants, and 2,040,408 Common Shares for issuance pursuant to Uranerz stock options.

Uranerz, now a wholly owned subsidiary of the Company, is a United States based uranium company focused on ISR uranium exploration, extraction and sales. ISR is a uranium extraction process that uses a “leaching solution” to extract uranium from underground sandstone-hosted uranium deposits. Uranerz controls a large strategic land position in the central Powder River Basin, where it operates the Nichols Ranch ISR Uranium Project. The acquisition of Uranerz provides the Company with current ISR production and the capability to expand ISR production in the future.

Appointment of Mr. Ames Brown to Board of Directors

On September 25, 2015, the Board of Directors of the Company increased the size of the Board of Directors from eight to nine and appointed Mr. Ames Brown to the Board of Directors. Mr. Brown has been the Chief Investment Officer at Capital Counsel Mgmt LLC since 2014, and prior to that he was a financial consultant with Wells Fargo & Co. from 2009 to 2013. Mr. Brown holds a BA, History from Yale University and an MBA and an M.S. Strategic Communications from Columbia University.

ATM Offering

The Company filed a prospectus supplement (the “2015 Supplement”) on September 29, 2015 in both Canada and the United States to the Prospectus in Canada and U.S. registration statement on Form F-10, both of which were filed on April 9, 2014. Concurrent with the filing of the 2015 Supplement, the Company entered into a Controlled Equity Offering Sales AgreementSM with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may, at its discretion from time to time, sell, through Cantor as agent, up to US$15.64 million worth of Common Shares by way of an “at-the-market” offering (the “ATM”). Under the ATM, sales of the shares may occur by means of ordinary brokers’ transactions or block trades, with sales only being made on the NYSE MKT at market prices. No Common Shares will be offered or sold through the ATM on the TSX. As of the date hereof, a total of 1,476,133 Common Shares were sold under the ATM, for net proceeds to the Company of US$3.39 million. Upon filing of the Company’s Form 10-K for the year ended December 31, 2015 with the SEC, which is expected to be filed on or about March 15, 2016, the ATM will terminate and no longer be effective.

Normal Course Issuer Bid for Convertible Debentures

On October 2, 2015, the Company commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to $2.2 million aggregate amount of its outstanding Debentures, representing approximately 10% of the $22,000,000 aggregate principal amount of Debentures outstanding at that time. The Company may purchase the Debentures at prevailing market prices and by means of open market transactions through the facilities of the TSX. The NCIB will remain in effect until the earlier of October 1, 2016 or the date on which the Company has purchased the maximum number of Debentures permitted under the NCIB. As of the date hereof, the Company has not repurchased any Debentures under the NCIB.

Acquisition of Remaining 50% Interest in Wate Uranium Project

On November 4, 2015, the Company announced the acquisition of the remaining 50% interest in the high-grade Wate uranium deposit in Northern Arizona (the “Wate Project”) from Anfield Resources Holding Corp. (“Anfield”). The Company paid US$275,000 and issued 92,906 Common Shares in consideration for the transaction and in addition, after mineral extraction commences from the property, the Company will make an additional cash payment of US$275,000 to Anfield and will issue to Anfield additional Common Shares having a value of US$275,000. The Company previously acquired a 50% interest in the Wate Project from VANE Minerals. As a result of the acquisition, the Company owns and controls a 100% interest in the Wate Project.

Sale of Non-Core Uranium Assets to enCore Energy

On November 25, 2015, the Company entered into a definitive agreement to sell a package of non-core uranium assets to enCore Energy Corp. (“enCore”) and Tigris Uranium U.S. Corp., including unpatented mining claims and leases known as the Marquez and Nose Rock properties in New Mexico, the Moonshine property in Arizona, and the Cedar Mountain, Geitus, Blue Jay, and Marcy Look properties in Utah (the “Properties”). The transaction was completed on January 6, 2016, and the Company received consideration equal to: (i) cash of US$329,960, and (ii) 14,250,000 common shares of enCore. enCore assumed all liabilities on the Properties, including all debts, obligations and environmental claims.

Appointment of Mr. Hyung Mun Bae to the Board of Directors

On January 27, 2016, the Board of Directors appointed Mr. Hyung Mun Bae as a director of the Company to fill the vacancy left by the resignation of Joo Soo Park. Mr. Bae will serve as the representative of Korea Electric Power Corporation on the Board of Directors of the Company.

Nichols Ranch Project

On February 2, 2016, the Company received final notice from the U.S. Nuclear Regulatory Commission (“NRC”) that uranium recovery operations involving elution, precipitation, filter press, and slurry processes were authorized to commence at the Nichols Ranch ISR Plant, providing the Company with 100% self-contained in situ recovery processing capabilities.

Mesteña Acquisition

On March 7, 2016, the Company announced that it had entered into the Mesteña Purchase Agreement to acquire Mesteña Uranium, LLC (“Mesteña”) (the “Mesteña Acquisition”).

Mesteña is a well-known uranium recovery company that owns the Alta Mesa Project, located in South Texas. Mesteña engaged in uranium recovery activities at the Alta Mesa Project from October 2005 to November 2013, during which time the Alta Mesa Project recovered over 4.6 million lbs. U3O8 from six areas. From November 2013 to the present, Mesteña has maintained the Alta Mesa Project on standby in response to low uranium prices. The Alta Mesa Project is located on the Jones Ranch, which is approximately 350,000 acres in size and located in Brooks and Jim Hogg Counties, Texas. The properties included within the project include over 195,000 acres covered by a Uranium Testing Permit and Lease Option Agreement (the “Mesteña Properties”). Of that acreage, 4,575 acres is currently subject to a Uranium Solution Mining Lease that allows current and future uranium recovery operations.

The Alta Mesa Project has a fully-licensed and constructed ISR uranium recovery plant, with a design capacity of 1.5 million pounds of uranium concentrate per year. There is an existing June 1, 2014 historical resource estimate for a portion of the properties, prepared by Douglas L. Beahm, P.E., P.G., that is not currently compliant with NI 43-101. This recent historical estimate shows that the Alta Mesa Project currently contains 1.6 million tons of Measured and Indicated Mineral Resources with an average grade of 0.11% eU3O8 containing 3.6 million pounds of uranium, in addition to 7.0 million tons of Inferred Mineral Resources with an average grade of 0.12% eU3O8 containing 16.8 million pounds of uranium. In addition, the technical report summarizes the resources currently contained in certain exploration targets, including 2.6 million tons of material with an average grade ranging from 0.08% - 0.12% eU3O8 containing 4.1 – 6.6 million pounds of uranium. Readers should be cautioned that a qualified person has not done sufficient work to classify this estimate as a current estimate of mineral resources or mineral reserves, and as such the Company is not treating it as a current estimate of mineral reserves or mineral resources. However, the Company believes the estimate is relevant and reliable, as it was prepared within the last two years by a reputable mining consultant. In order to upgrade and verify this historical estimate and classify it as a current mineral resource estimate, the Company needs to perform further evaluations of the report and confirm that its underlying assumptions continue to be reasonable and that the report is complete and current. The Company expects to perform this evaluation and update the historical report to a NI 43-101 compliant technical report, which is expected to be filed on SEDAR.

Under the Mesteña Purchase Agreement, the Company has agreed to issue 4,551,284 Common Shares to the current owners of Mesteña at the closing of the transaction, which is expected to occur on or before May 4, 2016, subject to receipt of all applicable regulatory and stock exchange approvals and the satisfaction of certain other conditions to closing. At closing, the Company will assume the existing US$11.0 million reclamation obligation for the project, but will acquire the existing cash collateral backing the reclamation obligation in the amount of approximately US$4.4 million. The Mesteña Properties will be subject to a royalty equal (in total) to 3.125% of the value of the recovered U3O8 from the Mesteña Properties sold at a uranium price of US$65.00 or less per pound U3O8, 6.25% of the value of the recovered U3O8 from the Mesteña Properties sold at a uranium price greater than US$65.00 and up to and including US$95.00 per pound U3O8, and 7.5% of the value of the recovered U3O8 from the Mesteña Properties sold at a uranium price greater than US$95.00 per pound U3O8. The Mesteña Purchase Agreement contains customary representations and warranties of the Company and customary conditions of closing including: receipt of all required regulatory and stock exchange approvals, including approval from the TSX, and approval from the Texas Commission on Environmental Quality and Texas Railroad Commission relating to the change of control of certain licenses and permits; the provision of notice to the Committee on Foreign Investment in the United States; an amended Uranium Solution Mining Lease covering the existing wellfields, an amended Uranium Testing Permit and Lease Option Agreement for the entire 195,000 acres, and amended Surface Use Agreements covering all of the 195,000 acres, as well as other amended agreements, are entered into by all relevant parties in the forms attached to the Mesteña Purchase Agreement or as otherwise provided for in that agreement; the replacement by the Company of the existing surety arrangements required under existing licenses and permits; and satisfactory completion of certain title investigations by the Company.

Renegotiation of Vane Promissory Note

On February 15, 2016, the Company renegotiated the existing non-interest bearing promissory note payable to VANE Minerals Ltd., for the 50% interest in the Wate Project that it acquired from VANE in 2015. Originally, the note was payable in two equal installments of US$250,000 each on the first and second anniversaries of the note. Under the renegotiated note, the Company paid VANE US$50,000 on or before February 13, 2016, in lieu of the first US$250,000 payment due under the note, with the remaining US$450,000 million converted to a lump sum payment due upon first commercial production at the Wate Project.

Non-binding Letter of Intent with Sumitomo Corporation

On March 4, 2016, the Company announced that it entered into the Sumitomo LOI with Sumitomo Corporation to acquire Sumitomo Corporation’s 40% interest in the Roca Honda Project (the “Roca Honda Acquisition”), for: (i) US$1.0 million in cash; (ii) a number of Common Shares of the Company equal to US$1.5 million; and (iii) once commercial mineral extraction is first commenced at the Roca Honda Project, an additional US$4.5 million of cash payable at that time. Closing of the acquisition is expected to occur in April 2016, and is conditional upon final Sumitomo approvals, negotiation and execution of definitive agreements and receipt of applicable regulatory and stock exchange approvals.

Conversion from IFRS to US GAAP

The Company currently plans to file its Annual Report on Form 10-K for the year ended December 31, 2015 on or before March 15, 2016. Prior to January 1, 2016, the Company qualified as a “foreign private issuer” for SEC reporting purposes as such term is defined in Rule 405 of the U.S. Securities Act. However, as a result of the Company’s June 2015 acquisition of Uranerz, as of January 1, 2016, the Company ceased to meet the definition of “foreign private issuer” and became a U.S. domestic issuer.

As a U.S. domestic issuer, the Company is required to comply with all periodic disclosure and current reporting requirements of the Exchange Act, applicable to U.S. issuers. This includes filing of Forms 10-K, 10-Q and 8-K, and preparing financial statements in accordance with US GAAP. As a result, the Company’s FY-2015 financial statements, including financial statements for FY-2013 and FY-2014, which were previously prepared under IFRS, will be presented in accordance with US GAAP.

As a result of the conversion from IFRS to US GAAP, financial results for FY-2013, FY-2014 and FY-2015 will differ in their presentation from what was previously reported by the Company under IFRS. Further, as the Company has not established proven or probable reserves, as defined under SEC Industry Guide 7, the Company is considered to be in the Exploration Stage as defined under Industry Guide 7. Under US GAAP, the Company while in the Exploration Stage, must expense all amounts that would normally be capitalized and subsequently depreciated or depleted over the life of the mining operation on properties that have proven or probable reserves. As a result, items such as the construction of wellfields and related header houses, additions to recovery facilities and advancement of properties will be expensed in the period incurred.

Further, under IFRS certain impairments of Property Plant and Equipment were recognized partially in FY-2013 and partially in FY-2014, whereas under US GAAP these impairments are expected to be recognized in FY-2014. This is likely to lead to a decrease in net loss calculated in FY-2013 and to an increase in net loss calculated in FY-2014 under US GAAP compared to the net loss previously recorded for FY-2013 and FY-2014 under IFRS. The Company expects to report a net loss under US GAAP of approximately US$85-US$90 million for FY-2014 and approximately US$35-US$40 million for FY-2013. The different impairment treatment under US GAAP compared to IFRS are expected to result in a reduced net loss in FY-2013 and an increased net loss in FY-2014 compared with the treatments under IFRS.

Other differences will apply to the Company’s financial statements resulting from this conversion from IFRS to US GAAP.

The Company’s 2015 Results and Non-cash Impairment

The Company produced a total of 468,000 pounds of uranium in FY-2015, which is above previously reported guidance. This includes a total of 296,000 pounds of uranium produced at the Company’s White Mesa Mill, of which 72,000 pounds were recovered for the account of third parties, and 172,000 pounds of uranium produced at the Company’s Nichols Ranch Project, that was attributable to the Company after the acquisition of Uranerz.

In addition, the Company sold a total of 1,075,000 pounds of uranium during FY-2015, of which 1,025,000 pounds were sold pursuant to existing long-term contracts at an average price of US$57.39 per pound, and 50,000 lbs. were sold on the spot market for US$37.35 per pound.

The Company also expects to increase its gross profit margin for FY-2015 compared to FY-2014 levels and to report a working capital position of approximately US$30-US$40 million as of December 31, 2015.

The Company, under US GAAP, expects to record a non-cash impairment charge of approximately US$55-US$60 million related to the impairment of certain of its earlier acquired mineral properties and all or most of the goodwill associated with the acquisition of Uranerz, due to continued uranium price weakness, general uranium sector weakness, and a decrease in the Company’s market capitalization. These impairments, combined with onetime costs associated with the acquisition of Uranerz, an increase in standby costs associated with the White Mesa Mill not processing minerals for a significant portion of the year, and increased development costs associated with the Nichols Ranch and Canyon Projects, are expected to lead to a net loss for FY-2015 of approximately US$75-85 million.

Uranium Sales

The Company has four existing long-term contracts, which require deliveries of 550,000 pounds of U3O8 in FY-2016 and 620,000 pounds of U3O8 in FY-2017. Two contracts expire in FY-2017, one contract expires in FY-2018 and another contract expires in FY-2020. Of the 1,170,000 pounds of deliveries for FY-2016 and FY-2017, a total of 570,000 pounds of U3O8 is required to come from the Company’s uranium recovery operations, while Energy Fuels has the option to fulfill the remaining 600,000 pounds of U3O8 from Company-produced material and/or open market purchases.

The Company expects to have sufficient material available for the 550,000 pounds of FY-2016 contractual deliveries, through current inventories and expected recoveries from the White Mesa Mill and the Nichols Ranch Project. In FY-2017, the Company expects to have existing inventory or expected production to meet all of its commitments to sell 620,000 pounds of uranium under its existing long-term contracts at average sales prices higher than FY-2015 levels.

The average expected realized price per pound under the existing contracts is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices, due to the minimum floor prices now in effect or the prices being fixed. The average sales price under the Company’s long-term contracts is expected to be higher in FY-2016 than FY-2015 levels. Selective spot sales are also expected to be made in FY-2016 as necessary to generate cash for operations, construction and resource evaluation activities, including continued shaft-sinking and resource evaluation at the Company’s Canyon Project and the construction of additional wellfields at the Nichols Ranch Project.

Properties

Uranium and Vanadium Recovery History

The following tables show the mineralized material processed and pounds of uranium and vanadium recovered from the Company’s projects and facilities from 2011 to December 31, 2015(1):

Recovery History

Project or Source	2015	2014	2013	2012(1)	2011(1)
Alternate Feed Materials(2)
Tons	861	1,154	3,492	6,998	12,040
Ave % U3O8	9.21%	16.94%	5.03%	3.09%	0.83%
Pounds U3O8 (x1,000)	229(3)	391(3)	351	433	200
Tailing Solution Recycle and In-Circuit Material
Pounds U3O8 (x1,000)	67(4)	---	---	---	---
Conventional Feed Materials
Tons	---	49,268	126,342	125,485	172,000
Ave % U3O8	---	0.56%	0.26%	0.33%	0.24%
Pounds U3O8 (x1,000)	---	552	655	836	811

Project or Source	2015	2014	2013	2012(1)	2011(1)
Nichols Ranch(5)
Pounds U3O8 (x1,000)	273	200	---	---	---

Total Pounds U3O8 Recovered (x1,000)	570	1,143	1,007	1,269	1,053

Total Pounds V2O5 Recovered (x1,000)	---	---	1,303	235	1,290

Notes:

(1)

Mineralized material is shown as being processed and pounds recovered during the year in which the materials were processed at the White Mesa Mill or at the Nichols Ranch ISR Plant, which is not necessarily the year in which the materials were extracted from the project facilities. It should also be noted that production prior to June 29, 2012 and all of 2011 pre-dates the Company’s ownership of the Denison US Mining Division, and was therefore for the account of the previous owner.

(2)

All alternate feed materials were processed at the White Mesa Mill. A number of different alternate feed materials were processed during the period 2011-2015. The table shows the average uranium grades and the total pounds recovered from all alternate feed materials processed at the Mill during each of the years in that period.

(3)

The 229,000 pounds recovered in 2015 includes 72,281 pounds recovered for the accounts of third parties, and the 391,000 pounds recovered in 2014 includes 85,000 pounds recovered for the accounts of third parties.

(4)

Pounds contained in tailings solutions containing previously unrecovered uranium, together with in-circuit mineralized material from previous conventional ore processing, were recovered by processing alternate feed materials at the White Mesa Mill, though tons and grade are not available because it cannot be tied to any specific source. Of these 67,000 pounds, 25,000 pounds are attributed to in- circuit material from previous conventional ore processing.

(5)

Uranium recovery commenced at the Nichols Ranch Project on April 17, 2014. Because the Nichols Ranch Project uses ISR instead of conventional extraction methods, grade and tons of ore are inapplicable to the Nichols Ranch Project. The data in the table include all uranium recovered from the Nichols Ranch Project, both before and after the Company acquired Uranerz and the Nichols Ranch Project. Of the total pounds recovered at the Nichols Ranch Project in 2015, approximately 172,000 pounds were recovered after June 18, 2015, and are for the account of the Company.

Mineral Extraction

The following table shows the extraction history from 2011 to December 31, 2015 from the mineral properties currently owned by the Company. Much of the material was stockpiled at the White Mesa Mill for a year or more before being processed. Since mineralized material is processed on a continuing basis during a Mill run and remains in-circuit for a considerable time mixed with all other mill feed, it is not possible to tie uranium and vanadium recovery to each project; therefore, pounds of extracted uranium and vanadium are not included in this table, except for the Nichols Ranch Project where annual extraction can be tracked.

Project(1)	2015	2014	2013	2012(1)	2011(1)
Arizona 1(2)
Tons	---	3,893	16,280	30,311	39,900
% U3O8		0.56%	0.58%	0.62%	0.66%
Pinenut(3)
Tons	30,100	43,030	7,597	120	---
% U3O8	0.54%	0.55%	0.53%	0.48%
Daneros
Tons	---	---	---	42,532	34,368
% U3O8				0.27%	0.28%
La Sal(4)
Tons	---	---	---	75,379	89,430
% U3O8				0.22%	0.225%
% V2O5				1.20%	1.20%
Nichols Ranch(5)
Pounds	273,000	199,509	-

Notes:

(1)

All properties reported in this table are owned by the Company on December 31, 2015, but were acquired by the Company in either June 2015 as part of the Uranerz acquisition or June 2012 as part of the acquisition of the Denison US Mining Division. Properties sold or otherwise disposed of are not included in this table. Production prior to June 29, 2012 and all of 2011 pre-dates the Company’s ownership of the Denison US Mining Division, and was therefore for the account of the previous owner.

(2)	The Arizona 1 Project was placed on standby in February 2014.
(3)	The Pinenut Project was placed into reclamation in August 2015 due to the depletion of the identified resources.
(4)	The La Sal Project includes the Beaver and Pandora properties.
(5)

Uranium recovery commenced at the Nichols Ranch Project on April 17, 2014. Of the total pounds recovered at the Nichols Ranch Project in 2015, approximately 172,000 pounds were recovered after June 18, 2015, and are for the account of the Company.

Summary of Mineral Reserves and Resources

Richard White, CPG#08792, the Company’s Chief Geologist, is responsible for the disclosure of scientific or technical information concerning mineral projects in this Prospectus Supplement.

The following tables show the Company's estimate of Mineral Reserves and Mineral Resources as of December 31, 2015. NI 43-101 requires mineral companies to disclose Mineral Reserves and Mineral Resources using the subcategories of Proven Mineral Reserves, Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Energy Fuels reports Mineral Reserves and Mineral Resources separately. Properties sold or otherwise disposed of during 2015 are not included in the table. These properties include the Marquez and Nose Rock properties. Except as stated below, the Mineral Reserve and Mineral Resource information shown below is as reported in the various technical reports prepared in accordance with NI 43-101 (the “Technical Reports”) by qualified persons employed by Peter Geosciences, BRS Engineering, Chlumsky, Armbrust, and Meyer, SRK Consulting (US) Inc., and Roscoe Postle Associates Inc. The table below also reflects the Company’s adjustments to the resources as of December 31, 2015 at the properties where exploration and well installation drilling and/or extraction were in progress in 2015; notably at the Nichols Ranch Project. The Pinenut Project has been removed from the table since extraction of all known resources was completed during 2015. The Daneros Project shows a reduction relative to its Technical Report reflecting the extraction in 2012 after that Technical Report’s effective date.

Probable Mineral Reserve Estimates(1) -- Uranium

Deposit	Tons (,000)	Grade % U3O8	Pounds U3O8 (,000)
Sheep Mountain – Congo Pit Probable Reserve	3,955	0.115%	9,117
Sheep Mountain – Underground Probable Reserve	3,498	0.132%	9,248
White Mesa – Stockpile(2)	43	0.54%	468
Total Mineral Reserves (klbs. eU3O8)	7,496		18,833

(1)

The reserves in this table were calculated in accordance with NI 43-101 and do not represent reserves under SEC Industry Guide 7. Mineral Resources that are not reserves under SEC Industry Guide 7 do not have demonstrated economic viability.

(2)

“White Mesa – Stockpile” includes stockpiled materials as of March 4, 2016 which have been extracted from the Pinenut Project, where mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101. All mineral resources have been extracted from the Pinenut Project, and it is in reclamation.

Mineral Resource Estimate –Uranium (1)(2)(3)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)	Tons (,000)	Grade % eU3O8	Lbs. eU3O8 (,000)
ISR Properties
Nichols Ranch(4)	536	0.140%	1,503	2,770	0.111%	6,171	593	0.10%	1,184
Reno Creek	2,281	0.061%	2,782	1,550	0.049%	1,511	190	0.037%	142
Other Powder River
Basin Properties(5)	310	0.062%	387	1,198	0.130%	3,115	3,214	0.106%	6,780
ISR Subtotal			4,672			10,797			8,106
Conventional Properties
Canyon							83	0.98%	1,629
Roca Honda(6)	208	0.477%	1,984	1,303	0.48%	12,580	1,198	0.47%	11,206
Sheep Mountain(7)				12,895	0.12%	30,285
Henry Mountains				2,410	0.27%	12,805	1,610	0.25%	8,082
La Sal(8)	1,010	0.18%	3,733	132	0.14%	368	185	0.10%	362

	Measured Resources Mineral			Indicated Mineral Resources			Inferred Mineral Resources
Daneros							156	0.21%	661
Other Properties(9)	444	0.17%	1,540	216	0.27%	1,158	748	0.35%	5,299
Conventional Subtotal			7,257			57,196			27,239
Properties Held for Sale
Gas Hills				2,300	0.13%	5,400	3,900	0.07%	5,500
Juniper Ridge				5,233	0.06%	6,120	107	0.09%	182
For Sale Subtotal						11,520			5,682
Total Mineral Resources (kLbs. eU3O8)(10)			11,929			79,513			41,027

Mineral Resource Estimate – Vanadium (1)(2)(3)

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources
	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)	Tons (,000)	Grade	Lbs. V2O5 (,000)
La Sal(8)	1,010	0.97%	19,596	132	0.73%	1,930	185	0.51%	1,902
Other Properties(11)	444	1.43%	12,714	216	0.96%	4,163	449	0.75%	6,756
Total Mineral Resources (kLbs. V2O5) (10)			32,310			6,093			8,658

Notes

(1)	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(2)	The Measured and Indicated Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(3)	The Inferred Mineral Resources were estimated at various block cut-off grades specifically appropriate to the deposit type.
(4)

The number shown represents the total mineral resources for the Nichols Ranch Project, which is comprised of three properties: the Nichols Ranch Wellfield, the Hank Property and the Jane Dough Property. A portion of the Jane Dough Property is held through the Arkose Mining Venture, in which the Company has an 81% interest. The Nichols Ranch Wellfield and Hank Property are 100% owned by the Company. This number differs from the Nichols Ranch Technical Report number due to adjustments made by the Company by subtracting recovered material (272,844 pounds) and adding additional resources discovered by drilling during well field installation (~85,000 pounds).

(5)

The other Powder River Basin ISR properties include: the North Rolling Pin Property, the West North Butte Property, East North Butte property, the Willow Creek property, and the East Buck, Little Butte, Sand Rock and South Doughstick properties in the Arkose Joint Venture.

(6)

The number shown represents the total mineral resources for the Roca Honda Project. Energy Fuels currently owns 60% of the Project, but has entered into a letter of intent to acquire the remaining 40% of the Project.

(7)	The Sheep Mountain Indicated Mineral Resource includes Probable Mineral Reserves calculated in accordance with NI 43-101 of 18,365,000 lbs. eU3O8 in 7,453,000 tons at a grade of 0.123%.
(8)	The La Sal Project includes the Energy Queen, Redd Block, Beaver, and Pandora properties.

(9)	This includes the Wate Project, the Arizona 1 Project, the EZ Project, the Whirlwind Project, the Sage Plain Project, and the Torbyn property.
(10)	All numbers in this table are rounded, and therefore are not identical to the numbers in the respective Technical Reports.
(11)	This includes the Whirlwind Project, the Sage Plain Project, and the Torbyn property.

The Nichols Ranch ISR Uranium Project

Construction of the Nichols Ranch Plant, other than the elution, drying and packaging circuits, was completed in 2013, and it commenced uranium recovery activities in the second quarter of 2014. In September of 2015, the Company commenced construction of an elution circuit at the Nichols Ranch Plant, which was completed and began operations in February 2016. During 2015, a total of 273,000 pounds of U3O8 were recovered from the Nichols Ranch Project, of which approximately 172,000 pounds were recovered by the Company after the acquisition of Uranerz.

During 2016, the Company plans to continue header house and wellfield construction in Production Area #1 of the Nichols Ranch Wellfield, including header houses #7 and #8. Work on header houses #9 and #10 in Production Area #2 is expected to commence, subject to market conditions. The Company expects to continue with its permitting efforts in connection with the Jane Dough Property application.

Wellfield delineation drilling for Header Houses #7 and #8 has been completed. Well field production wells for Header House #7 have been completed and are currently being connected for a March 2016 start-up. The addition of this header house is planned to bring another 115 extraction and injection wells online. The wellfield pattern development and well installation for Header House #8 is nearly completed. The addition of this header house is planned to bring another 58 extraction and injection wells online during the second half of 2016.

The Company is currently designing a uranium extraction plan for the Jane Dough Property in conjunction with its license amendment applications, whereby the Company would expand extraction operations to the Jane Dough Property before expanding to the Hank Property. The Company is presently contemplating that its Jane Dough Property will have two targeted extraction areas.

The Hank Property, including the permitted but not constructed Hank Satellite Plant and planned Hank wellfield, is currently licensed as a satellite uranium extraction and recovery facility, with loaded resin from the satellite facility, when constructed, expected to be transported by truck to the Nichols Ranch Plant for elution. Construction activities at the Hank Property will not commence until market conditions warrant. In the future, the Company will consider whether to amend its current license for the Hank Property to include a pipeline to the Nichols Ranch Plant which would replace or eliminate the currently permitted satellite ion exchange recovery facility. If market conditions warrant construction activities at the Hank Property, the Company’s extraction plan for the Hank Property will likewise target two planned extraction areas. Should market conditions warrant, the Jane Dough and Hank Properties will follow a similar construction, extraction, and restoration schedule as outlined above for the Nichols Ranch Wellfield extraction areas.

White Mesa Mill

The White Mesa Mill was acquired by the Company in June 2012, through the acquisition of the Denison US Mining Division. During 2015, the White Mesa Mill recovered a total of 296,000 lbs. of U3O8, of which 25,000 pounds were sourced from conventional mineralized materials, and the remainder were sourced from processing alternate feed materials, including 72,000 pounds for the account of a third party. Between campaigns, the White Mesa Mill is maintained on standby status, ready to resume mineral processing, as market conditions warrant.

The Company intends to continue the current White Mesa Mill processing campaign into late 2016 to process (i) stockpiled Pinenut material that was mined in 2015 and (ii) alternate feed materials.

Following completion of the campaign to process Pinenut mineralized materials and alternate feed materials at the White Mesa Mill, the Company intends to place the White Mesa Mill on standby and maintain it in a state of readiness for the purpose of restarting mineral processing operations as available material and/or market conditions may warrant. The Company is currently installing five new replacement leach tanks, which are required for conventional processing. While on standby, the White Mesa Mill will dry and package yellowcake from the Nichols Ranch Plant.

The Canyon Project

The Canyon Project was acquired by the Company in June 2012, through the acquisition of the Denison US Mining Division. At the Canyon Project, all surface facilities are in place, and construction of the shaft is underway. As of March 7, 2016 shaft sinking had progressed to 640 feet below ground surface.

The Company intends to continue shaft-sinking at the Canyon Project through October, 2016, at which time the shaft is expected to be sunk to its planned depth of 1,470 below surface. Once the shaft depth approaches the mineralized zone, at a depth of approximately 1,000 feet below ground surface, the Company plans to complete additional underground exploration drilling to further evaluate the deposit. The Company expects the shaft to have been sunk to this 1,000 ft. depth and the underground drilling program to have commenced by June 2016. The timing of the Company’s plans to extract and process mineralized materials from this project will be based on the results of this additional evaluation work, along with market conditions, available financing and sales requirements.

The Roca Honda Project

The Company acquired a 60% interest in the Roca Honda Project in August 2013 through the Company’s acquisition of Strathmore. The Company has entered into a non-binding letter of intent with Sumitomo Corporation to acquire the remaining 40% interest in the Roca Honda Project. See “Recent Developments - Non-binding Letter of Intent with Sumitomo Corporation”. The Company intends to continue its permitting and related activities at the Roca Honda Project during 2016.

The Adjacent Roca Honda Properties

In August, 2015 the Company acquired properties (the “Adjacent Roca Honda Properties”) adjacent to the Roca Honda Project from Uranium Resources, Inc. The following description of the Adjacent Roca Honda Properties is based on the NI 43-101 Technical Report prepared for the Company titled “NI 43-101 Technical Review and Evaluation of the Exploration Potential of the Roca Honda Project, New Mexico, USA” dated March 4, 2016, prepared by Geoffrey S. Carter, P. Eng. of Broad Oak Associates.

The Adjacent Roca Honda Properties comprise 4,320 acres of public and private land holdings consisting of one section of private mineral and surface (Section 17, T13N, R8W; the Company owns the minerals, but not the surface of the 622 acres in this section), and 203 unpatented lode claims on both Cibola National Forest Land and private surface in all or part of Sections 2, 3, 4, 5, 6, 8, 11, and 12, T13N, R8W, and Sections 31 and 32, T14N, R8W. The Company owns the claims in Section 8 (36 claims-623 acres) and holds all others (167 claims- 3,076 acres) as lessee, by assignment, of a Mineral Lease Agreement dated February 1, 2006 with Enerdyne Endy Claims LLC. The Company and the lessor are currently involved in negotiations for an additional ten-year term on the lease.

Sections 11 and 12 were explored through deep drilling by Conoco and others in the 1970s and early 1980s. All other sections were explored by Kerr McGee from the mid-60s until 1982, including over 900 holes drilled in sections 5, 6, 8, and 17. Kerr McGee advanced the project to a feasibility study, and in 1981 began construction of the Lee mine with the sinking of a 14 foot diameter shaft in the NE ¼ of Section 17. The shaft penetrated into the Westwater Canyon Member (1,470 feet), but did not reach the total planned depth of 1,655 feet. No further work has been completed on this shaft since 1982.

Numerous previous owners and operators have completed resource estimates. The Company considers those resource estimates to be historical in nature and not in accordance with NI 43-101. Readers should be cautioned that a qualified person has not done sufficient work to classify this estimate as a current estimate of mineral resources or mineral reserves, and as such the Company is not treating it as a current estimate of mineral reserves or mineral resources. However, the Company believes the estimate is relevant and reliable, as it was prepared within the last two years by a reputable mining consultant. In order to upgrade and verify this historical estimate and classify it as a current mineral resource estimate, the Company needs to perform further evaluations of the report and confirm that its underlying assumptions continue to be reasonable and that the report is complete and current. The mineralized areas with the best potential to hold mineral resources are Section 17, where over 500 holes have been drilled, and Section 11 where historical data from wide-spaced holes drilled by Conoco, Homestake and Anaconda provides an excellent starting point for high potential resource development.

Below is the Historic Resource Estimate for Section 17, T13N, R8W:

Historic Mineral Resources for Section 17(1)
Classification	Tons (,000)	Grade %eU3O8	Pounds U3O8 (,000)
Probable Reserves(2)	809	0.27%	4,444
Possible Reserves(2)	Not provided	Not provided	557
Total(3)			5,001

(1)	All numbers are rounded. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
(2)	The reserves in this table were calculated on an historic basis and do not represent reserves under SEC Industry Guide 7.
(3)	The historic resource estimate was prepared by Douglas International, Inc. in 1996 for URI, using a cut-off grade of 0.05% U3O8, a GT cut-off of 0.05, and a tonnage factor of 16 cubic feet per ton.

No historic mineral extraction has occurred on the Adjacent Roca Honda Properties.

During 2016, on the assumption that the Company successfully completes its acquisition of Sumitomo’s interest in the Roca Honda Project, the Company plans to integrate the Adjacent Roca Honda Properties into the permitting efforts underway for the Roca Honda Project.

The Sheep Mountain Project

The Sheep Mountain Project was acquired by the Company in February 2012, through the Company’s acquisition of Titan. The Company intends to continue to pursue all mining and related permits at the Sheep Mountain project during 2016. The Company will also continue to evaluate its options for processing Sheep Mountain mineralized material, including continuing to pursue permitting for a heap leach facility at the site, evaluating other types of processing facilities at the site, or determining whether arrangements can be made to process Sheep Mountain mineralized materials at a third party processing facility. Submittal of the license application to the NRC for a heap leach processing facility at the site is on hold pending the Company’s evaluation of off-site processing options for this project. Once all mining and related permits are obtained, the project will be placed on standby, pending completion of the evaluation of the processing options for the Project.

The Henry Mountains Project

The Henry Mountains Project was acquired by the Company in June 2012, through the acquisition of the Denison US Mining Division. The Company intends to continue its evaluation activities at the Bullfrog Property during 2016. The Company is also conducting care and maintenance activities on the Tony M Property, in order to maintain it on standby, pending improvements in uranium prices.

The La Sal Project

The Company acquired the Energy Queen Property in 2006. The remainder of the La Sal Project was acquired by the Company in June 2012, through the acquisition of the Denison US Mining Division. The Company intends to continue its permitting and related activities at the La Sal Project during 2016. The Company is also conducting care and maintenance activities on the facilities at the various properties within the La Sal Project, in order to maintain them on standby, pending improvements in uranium prices. Energy Fuels has evaluated numerous targets for additional surface drilling at the La Sal Project. However, there are no plans to perform the drilling in 2016.

The Daneros Project

The Daneros Project was acquired by the Company in June 2012, through the acquisition of the Denison US Mining Division. The Company is maintaining the project on care and maintenance. Additional permitting is ongoing. Energy Fuels has reviewed the remaining resources and has evaluated prospective areas for future exploration drilling. There are no plans to perform any drilling in 2016.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. Any earnings generated will be dedicated to finance further growth. The Board of Directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

CONSOLIDATED CAPITALIZATION

Since September 30, 2015, the date of the Company’s most recently filed financial statements, the only material changes to the Company’s share and loan capital, on a consolidated basis, were: (i) the issuance of 138,833 Common Shares in connection with the vesting of previously issued restricted stock units, (ii) the issuance of 257,350 Common Shares as partial consideration for the acquisition of properties, and (iii) the sale of 1,476,133 Common Shares pursuant to the ATM. See “Prior Sales”.

The Company had 46,878,885 Common Shares, 2,285,762 stock options, 1,077,730 restricted stock units and 4,722,223 warrants outstanding as at March 7, 2016. After giving effect to the Offering, the Company will have •, •, • and • Common Shares, stock options, restricted stock units and warrants (including the Warrants) respectively outstanding, assuming that the Over-Allotment Option is not exercised and not including any Common Shares issuable upon the completion of the Mesteña acquisition or the Roca Honda acquisition. Assuming that the Over-Allotment Option is exercised in full for Over-Allotment Units, after giving effect to the Offering, the Company will have •, •, • and • Common Shares, stock options, restricted stock units and warrants (including the Warrants) respectively outstanding, not including any Common Shares issuable upon the completion of the Mesteña acquisition or the Roca Honda acquisition.

USE OF PROCEEDS

The Company intends to use the net proceeds of the Offering as follows: (i) approximately US$• million to continue to fund wellfield construction at the Company’s Nichols Ranch Project in Wyoming; (ii) approximately US$• million to continue to finance the previously announced shaft sinking and evaluation at the Company’s high-grade Canyon mine project in Arizona; (iii) approximately US$• million to fund costs associated with the proposed Mesteña Acquisition; (iv) approximately US$• million to fund the cash portion of the proposed acquisition of the remaining 40% of the Roca Honda Project; and (v) any remaining funds for general corporate needs and working capital requirements. However, management of Energy Fuels will have discretion with respect to the actual use of the net proceeds of the Offering and there may be circumstances where, for sound business reasons, a reallocation of the net proceeds is necessary. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Offered Units will be offered in all provinces of Canada except Québec and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada.

Pursuant to the Underwriting Agreement, the Company has agreed to issue and sell and the Underwriters, have severally agreed to purchase, as principals, subject to compliance with all necessary legal requirements and the terms and conditions contained in the Underwriting Agreement, a total of • Offered Units at the Offering Price of US$• per Offered Unit, payable in cash to the Company against delivery of such Offered Units, on the Closing Date. In consideration for their services in connection with the Offering, the Underwriters will be paid the Underwriters’ Fee equal to 6.0% of the gross proceeds of the Offering (US$• per Offered Unit, for an aggregate fee payable by the Company of US$•, exclusive of the Over-Allotment Securities). The Offering Price was determined by negotiation between the Company and the Co-Lead Underwriters on their own behalf and on behalf of the other Underwriters. Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriting Fee set forth on the cover page of this Prospectus Supplement, the number of Offered Units listed next to its name in the following table:

Number of
Offered Units
Cantor Fitzgerald Canada Corporation	•
Haywood Securities Inc.	•
Roth Capital Partners, LLC	•
●	•
●	•
Total	•

Pursuant to the Underwriting Agreement, Energy Fuels has granted to the Underwriters the Over-Allotment Option, exercisable at any time up to the Closing Date, to purchase up to an additional • Offered Units at the Offering Price to cover over-allocations, if any, and for market stabilization purposes, on the same terms and conditions as apply to the purchase of Offered Units thereunder. The Over-Allotment Option may be exercisable by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; or (ii) Over-Allotment Unit Shares at a price of US$• per Over-Allotment Unit Share; or (iii) Over-Allotment Warrants at a price of US$• per Over-Allotment Warrant; or (iv) any combination of the Over-Allotment Securities, so long as the aggregate number of Over-Allotment Unit Shares and Over-Allotment Warrants which may be issued under the Over-Allotment Option does not exceed • Over-Allotment Unit Shares and • Over-Allotment Warrants. If the Over-Allotment Option is exercised in full for Over-Allotment Units only, the price to the public, Underwriters’ Fee and net proceeds to Energy Fuels (before deducting expenses of the Offering) will be US$•, US$• and US$•, respectively. This Prospectus Supplement qualifies for distribution the Offered Units as well as the grant of the Over-Allotment Option and the issuance of the Over-Allotment Securities pursuant to the exercise of the Over-Allotment Option.

A purchaser who acquires Over-Allotment Securities forming part of the Underwriters’ over-allocation position acquires those Over-Allotment Securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Underwriters may sell Offered Units in the United States through their U.S. affiliates, Cantor Fitzgerald & Co., and Haywood Securities (USA) Inc. Subject to applicable law, the Underwriters may offer to sell the Offered Units outside of Canada and the United States. Roth Capital Partners, LLC is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Offered Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Units in Canada.

The Warrants will be created and issued pursuant to the terms of a warrant indenture (the “Warrant Indenture”) dated the Closing Date to be entered into between the Company and CST Trust Company, as warrant agent thereunder (the “Warrant Agent”). Each Warrant will entitle the holder thereof to purchase one Common Share at a price of US$• at any time prior to 5:00 p.m. (Toronto time) on the date that is • months after the closing of the Offering, after which time the Warrants will expire and be void and of no value. The Warrant Indenture will contain provisions designed to protect the holders of Warrants against dilution upon the happening of certain events. No fractional Common Shares will be issued upon the exercise of any Warrants. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement. This may affect the price of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. The Company does not intend to apply to list the Warrants on the TSX, the NYSE MKT or any other securities exchange. See “Risk Factors”.

In addition, the Warrant holders are entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of Common Shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

Energy Fuels has been advised by the Underwriters that, in connection with this Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters propose to offer the Offered Units initially at the Offering Price. After a reasonable effort has been made to sell all of the Offered Units at the Offering Price, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Offered Units remaining unsold. Any such reduction will not affect the proceeds received by the Company.

The obligations of the Underwriters under the Underwriting Agreement are several, and not joint, and may be terminated at their discretion upon the occurrence of certain events specified in the Underwriting Agreement including standard “litigation out”, “financial out”, “disaster out”, “material adverse effect out” and “market out” rights of termination.

The Underwriters are obligated to take up and pay for all the Offered Units offered by this Prospectus Supplement (not including the Over-Allotment Units issuable upon exercise of the Over-Allotment Option) if any are purchased under the Underwriting Agreement, subject to certain exceptions. Energy Fuels has agreed in the Underwriting Agreement to reimburse the Underwriters for their legal fees and certain other expenses in connection with the Offering, in an amount not to exceed US$100,000.

The Company has agreed, pursuant to the Underwriting Agreement, to indemnify the Underwriters and their respective affiliates and their respective directors, officers, employees shareholders and agents and each other person, if any, controlling any of the Underwriters or their affiliates and against certain liabilities, including liabilities under Canadian and U.S. securities legislation in certain circumstances or to contribute to payments the Underwriters may have to make because of such liabilities.

The Company has agreed in the Underwriting Agreement that it shall not issue, negotiate or enter into any agreement to sell or issue, or announce the issue of, any Common Shares of the Company for a period of 90 days from the Closing Date, other than: (i) the issuance of the Unit Shares and the Warrant Shares; (ii) pursuant to the grant of options and Common Shares in the normal course pursuant to the Company’s equity compensation plans and the issuance of Common Shares upon the exercise of options issued under the Company’s equity compensation plans and warrants outstanding as of the date of the Underwriting Agreement; (iii) Common Shares issued in connection with an arm’s length acquisition, merger, consolidation or amalgamation with any company or companies (including but not limited to, the Mesteña Acquisition and Roca Honda Acquisition); or (iv) pursuant to any pre-existing obligation for the Company to issue Common Shares.

As a condition precedent to the Underwriters’ obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or officer and/or the immediate family of such person, tenders to a take-over bid or acquisition transaction and pursuant to any existing 10b5-1 plans, all directors and officers of the Company shall be required to execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriters in writing), assign, or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or officers, until 90 days following the Closing Date, without the prior written consent of the Co-Lead Underwriters on behalf of the Underwriters.

Subscriptions for the Offered Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about March 14, 2016. It is anticipated that the Unit Shares forming part of the Offered Units will be issued in “book-entry only” form and represented by a global certificate or certificates, or be represented by uncertificated securities, registered in the name of CDS or its nominee and/or DTC, as directed by the Underwriters, and will be deposited with CDS and/or DTC, as the case may be. Except in limited circumstances, no beneficial holder of Unit Shares will receive definitive certificates representing their interest in the Unit Shares. Beneficial holders of Unit Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Unit Shares is acquired. Certain other holders will receive definitive certificates representing their interests in the Unit Shares. All holders are expected to receive Warrants in physical certificated form.

This Prospectus Supplement and the Prospectus in electronic format may be made available on the websites maintained by one or more of the Underwriters or their U.S. affiliates participating in the offering. The Underwriters may agree to allocate a number of Offered Units to the Underwriters and their U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the Prospectus and the Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Company or any Underwriter in its capacity as underwriter, and should not be relied upon by investors.

Certain of the Underwriters and their affiliates have provided in the past to the Company and its affiliates, and may provide from time to time in the future, certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the Underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Company’s debt or equity securities or loans, and may do so in the future.

The Company has applied to list the Unit Shares and the Warrant Shares on the TSX and the NYSE MKT. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE MKT.

DESCRIPTION OF SECURITIES BEING OFFERED

The Offering consists of • Offered Units (in addition of up to • additional Offered Units in the event the Over-Allotment Option is exercised in full). Each Offered Unit will consist of one Unit Share and one-half of one Warrant, with each Warrant entitling the holder to purchase one Warrant Share at an exercise price of US$•, subject to adjustment, at any time until 5:00 p.m. (Toronto time) on the date that is • months after the closing of the Offering.

Common Shares

As of March 8, 2016, there were 46,878,885 Common Shares issued and outstanding and no preferred shares outstanding. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. Holders of Common Shares are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Common Shares are entitled to receive the remaining property and assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

In addition, on July 24, 2012, the Company issued $22,000,000 aggregate principal amount of Debentures. The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of $15.00 per share at any time prior to redemption or maturity. As of March 8, 2016, up to 1,466,667 Common Shares are issuable upon conversion of the Debentures.

Warrants

The Warrants will be governed by the terms of the Warrant Indenture. The Company will appoint the principal transfer offices of the Warrant Agent in Toronto, Ontario as the location at which Warrants may be surrendered for exercise or transfer. The following summary of certain provisions of the Warrant Indenture contains all of the material attributes and characteristics of the Warrants but does not purport to be complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture.

The Unit Shares and the Warrants comprising the Offered Units will separate immediately upon closing of the Offering. Each Warrant will entitle the holder to purchase one Warrant Share at a price of US$•. The exercise price and the number of Warrant Shares issuable upon exercise are both subject to adjustment in certain circumstances as more fully described below. Warrants will be exercisable at any time prior to 5:00 p.m. (Toronto time) on the date that is • months after the closing of the Offering after which time the Warrants will expire and become null and void. Under the Warrant Indenture and subject to applicable laws, the Company will be entitled to purchase in the market, by private contract or otherwise, all or any of the Warrants then outstanding, and any Warrants so purchased will be cancelled.

The exercise price for the Warrants will be payable in United States dollars.

The Warrant Indenture will provide for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including:

i.

the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares as a stock dividend or other distribution (other than a “dividend paid in the ordinary course”, as defined in the Warrant Indenture, or a distribution of Common Shares upon the exercise of the Warrants or pursuant to the exercise of director, officer or employee stock options or restricted share rights granted under the Company’s equity compensation plans);

ii.	the subdivision, redivision or change of the Common Shares into a greater number of shares;

iii.	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

iv.

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

v.

the issuance or distribution to all or substantially all of the holders of the Common Shares of shares of any class other than the Common Shares, rights, options or warrants to acquire Common Shares or securities exchangeable or convertible into Common Shares, of evidences of indebtedness or cash, securities or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (1) reclassifications or redesignations of the Common Shares; (2) consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers of the Company with or into another entity (other than consolidations, amalgamations, take-over bids, compulsory acquisitions, plans of arrangement or mergers which do not result in any reclassification of the Common Shares or a change of the Common Shares into other shares); (3) a change, exchange or conversion of the Common Shares into or for other shares or securities or property; or (4) the transfer (other than to one of the Company’s subsidiaries) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of Warrant Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least 1% or the number of Warrant Shares purchasable upon exercise by at least one one- hundredth of a Warrant Share.

The Company will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fractional Warrant Shares will be issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

Warrant holders will be entitled to a “cashless exercise” option if, at any time of exercise, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of Warrant Shares under the U.S. Securities Act. This option entitles the Warrant holders to elect to receive fewer Warrant Shares without paying the cash exercise price. The number of Warrant Shares to be issued would be determined by a formula based on the total number of common shares with respect to which the Warrant is being exercised, the daily volume weighted average price for our Common Shares on the trading day immediately prior to the date of exercise and the applicable exercise price of the Warrants.

From time to time, the Company and the Warrant Agent, without the consent of the holders of Warrants, may amend or supplement the Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder of Warrants. Any amendment or supplement to the Warrant Indenture that adversely affects the interests of the holders of the Warrants may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and passed by the affirmative vote of holders of Warrants representing not less than 66 % of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution or (2) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 % of the aggregate number of all the then outstanding Warrants.

PRIOR SALES

During the 12-month period prior to the date of this Prospectus Supplement, the Company has issued Common Shares, or securities convertible into Common Shares, as follows:

Date Issued/	Number of	Security	Price per Security
Granted	Securities

June 4, 2015	300	Common Shares issued upon exercise of warrants	$9.50

June 18, 2015	24,457,773	Common Shares issued in exchange for Uranerz common stock	N/A

June 18, 2015	408,000	Warrants exercisable for Common Shares at US$6.27 per share until Dec. 5, 2015, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	1,058,250	Warrants exercisable for Common Shares at US$6.27 per share until March 5, 2016, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	1,224,000	Warrants exercisable for Common Shares at US$6.27 per share until Jan. 25, 2017, issued in exchange for warrants previously exercisable for Uranerz common stock	N/A

June 18, 2015	2,040,408	Stock options issued in replacement of stock options to acquire Uranerz common stock	N/A

June 22, 2015	617,832	Common Shares issued in satisfaction of financial advisory fees relating to Uranerz acquisition	US$4.16

June 24, 2015	7,650	Common Shares issued upon exercise of stock options	US$2.55

June 25, 2015	271,604	Common Shares issued in partial satisfaction of change of control payments owed to executive officers of Uranerz	US$4.49

June 29, 2015	13,387	Common Shares issued upon exercise of stock options	US$4.44

July 17, 2015	11,625	Common Shares issued upon exercise of stock options	US$2.95

July 30, 2015	16,140	Common Shares issued upon exercise of stock options	US$4.36

July 30, 2015	4,016	Common Shares issued upon exercise of stock options	US$4.44

July 30, 2015	4,474	Common Shares issued upon exercise of stock options	US$4.48

July 31, 2015	76,455	Common Shares issued in satisfaction of US$275,000 of consideration payable for property acquisition	US$3.60

August 6, 2015	31,129	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

August 6, 2015	2,772	Stock options granted pursuant to the Company’s Omnibus Equity Incentive Plan exercisable at US$4.16 per share	N/A

September 25, 2015	80,496	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

October 1, 2015	17,241	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

Date Issued/	Number of	Security	Price per Security
Granted	Securities

October 27, 2015	92,906	Common Shares issued in partial consideration for Wate Project acquisition.	US$2.95

November 10, 2015	500	Common Shares sold under ATM	US$2.71

November 11, 2015	200	Common Shares sold under ATM	US$2.67

December 18, 2015	29.646	Common Shares sold under ATM	US$2.00

December 21, 2015	22.271	Common Shares sold under ATM	US$2.08

December 22, 2015	89.690	Common Shares sold under ATM	US$2.34

December 23, 2015	1.133.601	Common Shares sold under ATM	US$2.31

December 30, 2015	100.000	Common Shares sold under ATM	US$2.66

December 31, 2015	100.000	Common Shares sold under ATM	US$2.72

January 6, 2016	225	Common Shares sold under ATM	US$2.83

January 27, 2016	256,642	Stock options granted pursuant to the Company’s Omnibus Equity Incentive Plan exercisable at US$4.16 per share	N/A

January 27, 2016	948,047	Restricted Stock Units granted pursuant to the Company’s Omnibus Equity Incentive Plan	N/A

January 28, 2016	90,807	Common Shares issued on vesting of previously issued Restricted Stock Units	N/A

February 2, 2016	48,026	Common Shares issued on vesting of previously issued Restricted Stock Units	N/A

TRADING PRICE AND VOLUME

The Common Shares are listed and traded in Canada on the TSX and in the United States on the NYSE MKT.

The following table sets forth the high and low sale prices and the monthly trading volume for the Common Shares on both the TSX and the NYSE MKT.

	High	Low	Volume
Toronto Stock Exchange	($)	($)	(#)
March 2015	6.24	5.45	320,557
April 2015	6.73	5.03	576,465
May 2015	6.19	5.41	230,940
June 2015	6.59	5.08	792,405
July 2015	6.09	4.88	1,126,284
August 2015	5.76	3.74	1,029,942
September 2015	4.62	3.68	965,700
October 2015	4.50	3.51	887,774
November 2015	3.90	2.47	1,271,384
December 2015	4.12	2.48	1,307,471
January 2016	4.13	2.60	1,305,321
February 2016	3.57	2.82	815,738
March 1-7, 2016	3.95	3.23	336,450

	High	Low	Volume
NYSE MKT	(US$)	(US$)	(#)
March 2015	5.00	4.26	513,700
April 2015	5.60	4.00	1,126,800
May 2015	5.15	4.40	408,700
June 2015	5.35	4.12	4,960,900
July 2015	4.71	3.80	4,505,700
August 2015	4.41	2.80	4,758,150
September 2015	3.50	2.76	3,282,800
October 2015	3.48	2.69	3,409,400
November 2015	2.93	1.84	4,445,800
December 2015	2.98	1.85	5,736,900
January 2016	2.95	1.81	4,631,500
February 2016	2.59	2.03	2,398,000
March 1-7, 2016	2.98	2.39	948,800

On March 7, 2016, the closing price of the Common Shares was $3.94 on the TSX and US$2.96 on the NYSE MKT.

ELIGIBILITY FOR INVESTMENT

Based on the provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) in force as of the date hereof,

A.      the Unit Shares and Warrant Shares will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans (each an “RRSP”), registered education savings plans, registered retirement income funds (each a “RRIF”), registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (each a “TFSA”), all within the meaning of the Tax Act (collectively, “Plans”) provided that the Unit Shares or Warrant Shares, as the case may be, are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE MKT); and

B.      the Warrants will, on the date of issue, be qualified investments for Plans provided that the Warrant Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX and the NYSE MKT), and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Plans.

Notwithstanding the foregoing, if the Unit Shares, Warrants and Warrant Shares held by a TFSA, RRSP or RRIF are “prohibited investments” for purposes of the Tax Act, the holder of the TFSA or the annuitant of the RRSP or RRIF will be subject to a penalty tax as set out in the Tax Act. The Unit Shares, Warrants and Warrant Shares will generally be a “prohibited investment” if the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the Unit Shares and Warrant Shares will not be a “prohibited investment” if such securities are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP or RRIF. Holders who intend to invest through one or more of the Plans should consult their own tax advisors with respect to whether the Unit Shares, Warrants and Warrant Shares would be a prohibited investment having regard to their particular circumstances.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Unit Shares and Warrants pursuant to the Offering, and Warrant Shares upon exercise of the Warrants, and who, for purposes of the Tax Act and at all relevant times, holds Unit Shares, Warrant Shares and Warrants as capital property and deals at arm’s length with the Company, the Underwriters and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Unit Shares, Warrant Shares and Warrants will be considered to be capital property to a Holder, provided the Holder does not hold Unit Shares, Warrant Shares and Warrants in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i) that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that makes or has made a functional currency reporting election for purposes of the Tax Act, or (v) that has entered into or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Unit Shares, Warrants or Warrant Shares.

Additional considerations, not discussed herein, may be applicable to Holder that is a corporation resident in Canada and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring the Offered Units.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative and assessing policies and practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative and assessing policies or practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Allocation of Offering Price

Holders will be required to allocate the aggregate cost of an Offered Unit between the Unit Share and the one-half Warrant on a reasonable basis in order to determine their respective costs for purposes of the Tax Act. The Company intends to allocate as consideration for their issue US$• to each Unit Share and US$• to each one-half Warrant acquired as part of an Offered Unit. The Company believes that such allocation is reasonable but such allocation will not be binding on the CRA or a Holder and the Company expresses no opinion with respect to such allocation. The adjusted cost base to a Holder of a Unit Share acquired as part of an Offered Unit will be determined by averaging the cost of such Unit Share with the adjusted cost base of all Common Shares of the Company held by the Holder as capital property immediately before such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder on the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be equal to the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging the cost of the Warrant Share with the adjusted cost base to the Holder of all Common Shares of the Company held as capital property immediately before the acquisition of the Warrant Share.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Unit Shares, Warrants, or Warrant Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Unit Shares or Warrant Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This election does not apply to Warrants. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Expiry of Warrants

The expiry of an unexercised Warrant generally will result in a capital loss to the Resident Holder equal to the adjusted cost base of the Warrant to the Resident Holder immediately before its expiry. See discussion below under the heading “Capital Gains and Capital Losses”.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Unit Shares or Warrant Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Proposed Amendments released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled (whether because of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act at the rate of 38⅓% on dividends received or deemed to be received on the Unit Shares or Warrant Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Unit Shares, Warrants and Warrant Shares

A Resident Holder who disposes, or is deemed to dispose, of a Unit Share, a Warrant (other than on the exercise thereof) or a Warrant Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of such Unit Shares, Warrants or Warrant Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses not so deductible in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Unit Share or Warrant Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Unit Shares or Warrant Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders (as defined above) who, for the purposes of the Tax Act and at all relevant times: (i) are not resident or deemed to be resident in Canada, and (ii) do not use or hold Unit Shares, Warrants or Warrant Shares in carrying on a business in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty.

Under the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Unit Shares, Warrants and Warrant Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Unit Share, a Warrant or a Warrant Share unless such Unit Share, Warrant Share or Warrant, as the case may be, constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Provided the Unit Shares and Warrant Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the NYSE MKT) at the time of disposition, the Unit Shares, Warrants, and Warrant Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Unit Shares and Warrant Shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Unit Shares, Warrants, and Warrant Shares could be deemed to be taxable Canadian property.

Even if the Unit Shares, Warrants, and Warrant Shares are taxable Canadian property to a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Unit Shares, Warrants, and Warrant Shares by virtue of an applicable income tax treaty or convention. Non-Resident Holders who may hold Unit Shares, Warrants or Warrant Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Units acquired pursuant to this Prospectus Supplement, the acquisition, ownership, and disposition of Unit Shares acquired as part of the Offered Units, the exercise, disposition, and lapse of Warrants acquired as part of the Offered Units, and the acquisition, ownership, and disposition of Warrant Shares received upon exercise of the Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Offered Units pursuant to this Offering. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Units, Unit Shares, Warrants, and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the U.S. Treaty, that are in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Units, Unit Shares, Warrants or Warrant Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Units, Unit Shares, Warrants or Warrant Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are brokers or dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Units, Unit Shares, Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Offered Units, Unit Shares, Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Units, Unit Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are partnerships and other pass-through entities (and investors in such partnerships and entities); or (i) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the Company’s outstanding shares. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons (as defined below) that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Units, Unit Shares, Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Offered Units, Unit Shares, Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the U.S. Treaty. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Units, Unit Shares, Warrants or Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Offered Units, Unit Shares, Warrants or Warrant Shares, the U.S. federal income tax consequences to such entity or arrangement and the owners of such entity or arrangement generally will depend on the activities of such entity or arrangement and the status of such owners. This summary does not address the tax consequences to any such entity or arrangement or owner. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares.

Tax Consequences Not Addressed

This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the acquisition, ownership, and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Offered Units

For U.S. federal income tax purposes, the acquisition by a U.S. Holder of an Offered Unit will be treated as the acquisition of one Unit Share and one-half of one Warrant. The purchase price for each Offered Unit will be allocated between these two components in proportion to their relative fair market values at the time the Offered Unit is purchased by the U.S. Holder. This allocation of the purchase price for each Offered Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Unit Share and one-half of one Warrant that comprise each Offered Unit.

For this purpose, the Company will allocate US$• of the purchase price for the Offered Unit to the Unit Share and US$• of the purchase price for each Offered Unit to one-half of one Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Offered Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Offered Units.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Company Rules."

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of an Warrant and related receipt of an Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of an Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. A U.S. Holder's holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of an Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of an Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Company’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares – Distributions on Unit Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Unit Shares and Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Distributions on Unit Shares and Warrant Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Unit Shares or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the Company’s current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Unit Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Unit Shares or Warrant Shares (see “Sale or Other Taxable Disposition of Unit Shares and Warrant Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may be required to assume that any distribution by the Company with respect to the Unit Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Unit Shares or Warrant Shares generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided the Company is eligible for the benefits of the U.S. Treaty or the Unit Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Unit Shares and Warrant Shares

Upon the sale or other taxable disposition of Unit Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Unit Shares or Warrant Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Unit Shares or Warrant Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares. The Company believes that it was not a PFIC during the prior tax year ended on December 31, 2015, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Units, Unit Shares, Warrants or Warrant Shares.

In addition, in any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621.

The Company will be a PFIC under Section 1297 of the Code (a “PFIC”) if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC'”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Offered Units, Unit Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by the Company on the Unit Shares, Warrants or Warrant Shares and with respect to gain from the disposition of Offered Units, Unit Shares, Warrants or Warrant Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Unit Shares, Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Unit Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Units, Unit Shares, Warrants or Warrant Shares ratably over its holding period for the Offered Units, Unit Shares, Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, under the proposed Treasury Regulations, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of an Warrant will begin on the date a U.S. Holder acquires the Offered Units (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares and Unit Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants. U.S. Holders should consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Offered Units, Unit Shares, Warrants, and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Units, Unit Shares, Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Unit Shares, Warrants or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Unit Shares or Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Unit Shares, Warrant Shares or Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Unit Shares and Warrant Shares, and net gains from the disposition of the Unit Shares, Warrants and Warrant Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Unit Shares or Warrant Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Unit Shares or Warrant Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election for its first taxable year beginning after December 31, 2013, which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions, and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or such trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Unit Shares, Warrants and Warrant Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person. U. S. Holders may be subject to these reporting requirements unless their Unit Shares, Warrants, and Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file IRS Form 8938.

Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Unit Shares, Warrants and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that it has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF UNIT SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements of the Company as at December 31, 2014 and December 31, 2013 and for the year ended December 31, 2014 and the fifteen month period ended December 31, 2013. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant U.S. professional and regulatory standards.

The audited financial statements of Uranerz as at December 31, 2014 and December 31, 2013 and for the year ended December 31, 2014, December 31, 2013 and December 31, 2012 which were incorporated by reference into the 2015 Circular which is incorporated by reference herein were audited by Manning Elliott LLP, Chartered Accountants. Manning Elliott LLP was independent of Uranerz in accordance with the rules of the Public Company Oversight Accounting Board (PCAOB) in the United States.

Each of the following Qualified Persons, within the meaning of NI 43-101, have prepared a technical report for Uranerz which was incorporated by reference into the 2015 Circular which is incorporated by reference herein:

•	“Nichols Ranch Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G. and Paul Goranson, P.E.;

•	“Arkose Uranium Project, Mineral Resource and Exploration Target, 43-101 Technical Report” dated February 28, 2015 and authored by Douglas L. Beahm, P.E., P.G.;

•	“Technical Report, West North Butte Satellite Properties, Campbell County, Wyoming, U.S.A.” dated December 9, 2008 and authored by Douglass H. Graves, P.E. and Don R. Woody, P.G.;

•	“Technical Report, North Rolling Pin Property, Campbell County, Wyoming, U.S.A.” dated June 4, 2010 authored by Douglass H. Graves, P.E.; and

•	“Technical Report, Reno Creek Property, Campbell County, Wyoming, U.S.A.” dated October 13, 2010 authored by Douglass H. Graves, P.E.

To the knowledge of the Company’s management, as of the date hereof, collectively, the above-named Qualified Persons, beneficially own, directly or indirectly, less than one percent of the Common Shares of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) powers of attorney; and (iv) the Underwriting Agreement.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed on for the Company by Borden Ladner Gervais LLP, Toronto, Ontario, as to Canadian legal matters and Dorsey & Whitney LLP, Toronto, Ontario, as to U.S. legal matters. Certain legal matters in connection with the Offering will be passed on for the Underwriters by Stikeman Elliott LLP, Toronto, Ontario, as to Canadian legal matters, and Cooley LLP, New York, New York, as to U.S. legal matters. At the date hereof, partners and associates of each of Borden Ladner Gervais LLP, Dorsey & Whitney LLP, Cooley LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than one percent of the outstanding common shares of the Company or any associate or affiliate of the Company.

AVAILABLE INFORMATION

The Company is a public company and files annual, quarterly and special reports, proxy statements and other information with Canadian securities regulatory authorities and the SEC. Any information filed with the SEC can be read and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada, other than Quebec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Energy Fuels Inc., at 225 Union Blvd, Suite 600, Lakewood CO 80228 USA, telephone (303) 389-4143, and are also available electronically at www.sedar.com. See “Documents Incorporated by Reference”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 9, 2014

ENERGY FUELS INC.

Common Shares
Warrants
Subscription Receipts
Preferred Shares
Units
Debt Securities
US$100,000,000

Energy Fuels Inc. (the “Company” or “Energy Fuels”) may from time to time offer and issue common shares, warrants to purchase common shares or debt securities, subscription receipts, preferred shares, units and debt securities (collectively, the “Securities”), up to a total price of US$100,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying shelf prospectus supplements (each, a “Prospectus Supplement”).

An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in this Prospectus under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

This offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in this Prospectus under the heading “Certain Income Tax Considerations” as well as the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission, nor any state securities regulator, has approved or disapproved the Securities offered hereby or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the designation, number and terms of common shares or debt securities purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; (iii) in the case of subscription receipts, the designation, number and terms of the subscription receipts and the securities to be acquired upon conversion of subscription receipts; (iv) in the case of preferred shares, the class, series, description, number and terms, whether any conversion or exchange rights will be attached to the preferred shares, and whether the Company or holder may redeem its preferred shares at its option; (v) in the case of units, the class of Securities forming part of the units, and the description, number and terms thereof; and (vi) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company’s other liabilities and obligations, whether the debt securities will be secured by any of the Company’s assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any discounts, commissions or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. See “Plan of Distribution”.

The outstanding common shares of the Company are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT (“NYSE MKT”) under the symbol “UUUU”. The outstanding convertible debentures of the Company are listed on the TSX under the symbol “EFR.DB”. The Company’s head office and registered office is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6, telephone (416) 214-2810.

The earnings coverage ratio in respect of the Company’s indebtedness for the 12 months ended December 31, 2013 is less than one-to-one. See “Earnings Coverage”.

Stephen P. Antony, David C. Frydenlund, Bruce D. Hansen, Tae Hwan Kim, Harold R. Roberts, Gary R. Steele, and Daniel G. Zang, being directors and/or executive officers of the Company, reside outside of Canada. Each of Messrs. Antony, Frydenlund, Hansen, Kim, Roberts, Steele and Zang has appointed Borden Ladner Gervais LLP, 40 King Street West, Toronto, Ontario M5H 3Y4 as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service.

TABLE OF CONTENTS

	Page		Page

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES	5	EARNINGS COVERAGE	15

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5	DESCRIPTION OF SHARE CAPITAL	15

DOCUMENTS INCORPORATED BY REFERENCE	7	DESCRIPTION OF WARRANTS	16

RISK FACTORS	8	DESCRIPTION OF SUBSCRIPTION RECEIPTS	17

PRESENTATION OF FINANCIAL INFORMATION	9	DESCRIPTION OF PREFERRED SHARES	17

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	9	DESCRIPTION OF UNITS	17

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION	9	DESCRIPTION OF DEBT SECURITIES	17

THE COMPANY	10	CERTAIN INCOME TAX CONSIDERATIONS.	17

CONSOLIDATED CAPITALIZATION	11	INTEREST OF EXPERTS	18

USE OF PROCEEDS	11	LEGAL MATTERS	19

PLAN OF DISTRIBUTION	11	AUDITORS, TRANSFER AGENT AND REGISTRAR	19

PRIOR SALES	13	AVAILABLE INFORMATION	19

TRADING PRICE AND VOLUME	14	ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	19

		DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	20

     Only the information contained or incorporated by reference in this Prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this Prospectus is presented as at April 9, 2014. It should be assumed that the information appearing in this Prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus, unless stated otherwise, the “Company”, “Energy Fuels”, “we”, “us” and “our” refer to Energy Fuels Inc. and its consolidated subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

     This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, have been, and will be, prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

     Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference herein and therein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including the documents incorporated herein by reference, contains forward looking information and forward looking statements within the meaning of applicable Canadian securities laws. Those statements appear in a number of places in this Prospectus and in the documents incorporated herein by reference and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and the industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom. In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

    Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this Prospectus should not be unduly relied upon.

     Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; and the other factors discussed under the “Risk Factors” section in this Prospectus and in the Annual Information Form (as defined below). Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this Prospectus.

    Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forcasted production levels are realized as expected; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners

     All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

     Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

     The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors”. Additional information may also be found in the Company’s other reports on file with the Canadian securities regulatory authorities, including the Annual Information Form (as defined below). The forward-looking statements and forward-looking information contained in this Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

     Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company, at 225 Union Blvd, Suite 600, Lakewood CO 80228 USA, telephone (303) 389-4143. These documents are also available on SEDAR at www.sedar.com under the Company’s profile. The filings of the Company through SEDAR and the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov., are not incorporated by reference in this Prospectus except as specifically set out herein.

     The following documents, as filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	The 2013 Annual Information Form of the Company dated March 26, 2014 in respect of the 15 month period ended December 31, 2013 (the “Annual Information Form”);

(b)

The audited annual consolidated financial statements of the Company for the 15 month period ended December 31, 2013 and the year ended September 30, 2012, together with the notes thereto and the auditors’ report thereon;

(c)	The management’s discussion and analysis of the financial condition and results of operations of the Company for the 15 month period ended December 31, 2013;

(d)	Business acquisition report of the Company dated September 27, 2013 in respect of the acquisition of Strathmore Minerals Corp.;

(e)	Management Information Circular of the Company dated January 25, 2013 distributed in respect of the annual and special meeting of shareholders of the Company held on March 6, 2013;

(f)

Management Information Circular of the Company dated July 15, 2013 distributed in respect of the special meeting of shareholders of the Company held on August 13, 2013 but excluding the fairness opinion of Haywood Securities Inc. included therein; and

(g)	Management Information Circular of the Company dated September 24, 2013 distributed in respect of the special meeting of shareholders of the Company held on October 30, 2013.

     Any documents of the type required by National Instrument 44 101- Short Form Prospectus Distributions (“NI 44 101”) to be incorporated by reference in a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by the Company with the securities commissions or similar authorities in Canada subsequent to the date of this Prospectus and before the termination of the Offering, are deemed to be incorporated by reference in this Prospectus.

     To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, the Company may incorporate by reference into this Prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the “Exchange Act”) if and to the extent expressly provided therein.

     Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the CSA during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management’s discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities hereunder.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

RISK FACTORS

     An investment in the Securities is subject to a number of risks. A prospective purchaser of the Securities should carefully consider the information and risks faced by the Company described in this Prospectus and the documents incorporated herein by reference, including without limitation the risk factors set out under the heading “Risk Factors” in the Annual Information Form.

     The operations of the Company are highly speculative due to the high-risk nature of its business, which includes the acquisition, financing, exploration, permitting, development and mining of mineral properties, the milling and processing of ore and other feed materials and the marketing of the resulting products. The risks and uncertainties incorporated by reference herein are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected. As a result, the trading price of the Securities could decline and investors could lose part or all of their investment.

PRESENTATION OF FINANCIAL INFORMATION

     The financial statements of the Company incorporated by reference in this Prospectus and any Prospectus Supplement are reported in United States dollars. On November 14, 2013, the Company changed its fiscal year end from September 30 to December 31. The audited financial statements incorporated by reference in this Prospectus are for the 15 month period December 31, 2013 and the year ended September 30, 2012. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement have been prepared in accordance with IFRS as issued by the IASB, and may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On April 8, 2014, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00= $1.0922 or $1.00=US$ 0.9156.

EXPLANATORY NOTE REGARDING SHARE CONSOLIDATION

     Effective November 5, 2013, the Company amended its Articles to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every 50 pre-consolidation common shares (the “Share Consolidation”). Unless otherwise stated, all data for periods prior to November 5, 2013 relating to numbers of common shares, prices of common shares, number of stock options and exercise prices of stock options set forth in this Prospectus (excluding the documents incorporated by reference herein) have been adjusted to give retroactive effect to the Share Consolidation. For the purpose of giving retroactive effect to the Share Consolidation, the Company has rounded fractional shares to the nearest whole share and rounded fractional price information to the nearest cent, with fractions of 0.5 or greater rounded up and fractions of less than 0.5 rounded down. As a result of such rounding, actual amounts may differ. Unless otherwise indicated, references in this Prospectus (but not in the documents incorporated by reference herein, unless otherwise indicated therein) to “Common Shares” are to the common shares of the Company after giving effect to the Share Consolidation.

THE COMPANY

General

     Energy Fuels Inc. was incorporated on June 24, 1987 in the Province of Alberta under the name “368408 Alberta Inc.” In October 1987, the name was changed to “Trevco Oil & Gas Ltd.” In May 1990 the name was changed to “Trev Corp.” In August 1994 the name was changed to “Orogrande Resources Inc.” In April 2001, the name was changed to “Volcanic Metals Exploration Inc.” On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario). On March 26, 2006, Volcanic Metals Exploration Inc. acquired 100% of the outstanding shares of “Energy Fuels Resources Corporation.” On May 26, 2006, Volcanic Metals Exploration Inc. changed its name to “Energy Fuels Inc.”

     The Company’s registered and head office is located at 2 Toronto Sttreet, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The Company’s principal place of business and the head office of the Company’s U.S. subsidiaries is located at 225 Union Blvd., Suite 600, Lakewood, Colorado, 80228 USA.

Inter-corporate Relationships

     The following chart sets forth the name of each of the Company’s material subsidiaries and the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary.

Description of the Business

     Energy Fuels is one of the largest uranium producers in the United States. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the United States. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located in Arizona, Colorado, New Mexico, Utah and Wyoming in the Western United States, including a currently producing mine, several mines on standby, and mineral properties in various stages of permitting and development. The Common Shares are listed on the TSX under the trading symbol “EFR” and on the NYSE MKT under the symbol “UUUU”.

     For a detailed description of the business of Energy Fuels please refer to “General Development of the Business” and “Energy Fuels’ Business” in the Annual Information Form.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

     Other than as described in the Annual Information Form, no director or executive officer of the Company is as at the date of this Prospectus, or was within the 10 years prior to the date of this Prospectus, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days (any of such orders, an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

CONSOLIDATED CAPITALIZATION

     Since December 31, 2013, the date of the Company’s most recently filed financial statements, the only material changes to the Company’s share and loan capital, on a consolidated basis, were: (i) the granting of stock options to acquire 307,250 Common Shares on January 23, 2014; (ii) the issuance of a total of 61,301 Common Shares on the exercise of warrants; and (iii) the issuance of 15,000 Common Shares upon the exercise of stock options on April 4, 2014, See “Prior Sales”.

USE OF PROCEEDS

     Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

     All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

     The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including:

  the name or names of any underwriters or agents;
  the purchase price or prices, and form of consideration, for the Securities;
  the proceeds to the Company from the sale of the Securities;
  any underwriting discounts or commissions and other items constituting underwriters’ compensation;

  any delayed delivery arrangements; and
  any securities exchanges on which the Securities may be listed.

     A Prospectus Supplement may also provide that the Securities sold thereunder will be “flow-through” securities.

     The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at the market distributions” as defined in Canadian National Instrument 44-102 – Shelf Distributions, including sales made directly on a national securities exchange in the United States, as applicable. Additionally, this Prospectus and any Prospectus Supplement may also cover the initial resale of the Securities purchased thereto. The price at which the Securities may be offered may vary as between purchasers and during the distribution period. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

     Underwriters, dealers and agents that participate in the distribution of the Securities may be entitled under one or more agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

PRIOR SALES

     During the 12-month period prior to the date of this Prospectus, the Company has issued Common Shares, or securities convertible into Common Shares, as follows:

Date Issued/	Number of Securities	Security	Price per Security
Granted
May 9, 2013	6,000	Stock options to purchase Common Shares exercisable at $7.00 per share	N/A

May 23, 2013	17,000	Common Shares issued in partial satisfaction of consulting fees	N/A

June 13, 2013	947,616	Private placement of Common Shares	$7.00

June 13, 2013	473,808	Warrants exercisable at $9.50 per share issued pursuant to private placement	N/A

June 13, 2013	50,594	Compensation warrants issued in partial satisfaction of agents’ compensation for private placement	N/A

July 15, 2013	196,150	Stock options to purchase Common Shares exercisable at $8.75 per share	N/A

July 31, 2013	4,000	Common Shares issued in partial satisfaction of consulting fees	N/A

July 31, 2013	31,407	Common Shares issued pursuant to property acquisitions	N/A

August 30, 2013	3,665,395	Common Shares issued in exchange for common shares of Strathmore	N/A

August 30, 2013	63,024	Common Shares issued in exchange for restricted share units of Strathmore	N/A

August 30, 2013	292,971	Stock options issued in exchange for stock options of Strathmore	N/A

August 30, 2013	55,095	Common Shares issued in satisfaction of advisory fees payable in connection with acquisition of Strathmore	$10.90

September 13, 2013	107,645	Common Shares issued in partial satisfaction of termination obligations owed to former employees and consultants of Strathmore	$11.00

October 16, 2013	625,000	Common Shares issued to underwriters pursuant to a bought deal offering	$8.00

October 16, 2013	30,963	Compensation warrants issued to the underwriters exercisable at $8.00 per share issued pursuant to bought deal offering	N/A

October 16, 2013	93,750	Over-allotment option to purchase Common Shares at $8.00 per share granted pursuant to bought deal offering, which was exercisable until November 15, 2013, but was not exercised	N/A

January 23, 2014	307,250	Stock options to purchase Common Shares exercisable at $9.05 per share	N/A

February 28 and March 10, 2014	8,949	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.50

March 20, 2014	30,679	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	9.00

March 20, 2014	21,673	Common Shares issued upon exercise of compensation warrants previously issued to underwriters in October 16, 2013 bought deal offering	8.00

April 4, 2014	15,000	Common Shares issued upon exercise of stock options	8.75

TRADING PRICE AND VOLUME

     The Common Shares are listed and traded in Canada on the TSX and in the United States on the NYSE MKT.

     The following table sets forth the high and low sale prices and the monthly trading volume for the Common Shares on both (i) the TSX since March, 2013, adjusted to give retroactive effect to the Share Consolidation for periods prior to November 5, 2013 (see “Explanatory Note Regarding Share Consolidation”) and (ii) the NYSE MKT since trading of the Common Shares commenced on December 4, 2013.

	High	Low	Volume
Toronto Stock Exchange	($)	($)	(#)
April 2013	8.00	6.25	169,846
May 2013	9.00	6.25	423,384
June 2013	8.50	7.00	280,808
July 2013	9.00	7.75	382,380
August 2013	11.50	9.00	784,822
September 2013	10.50	8.00	437,767
October 2013	9.00	5.50	841,448
November 2013	7.00	4.75	1,026,808
December 2013	6.22	5.72	882,279
January 2014	9.20	6.10	2,285,619
February 2014	11.90	7.90	1,416,274
March 2014	13.03	9.84	1,908,245
April 1-8, 2014	10.69	9.28	341,722

	High	Low	Volume
NYSE MKT	(US$)	(US$)	(#)
December 4-31, 2013	6.16	5.36	884,971
January 2014	8.36	5.75	1,657,457
February 2014	10.75	7.06	1,140,081
March 2014	11.21	8.81	1,269,302
April 1-8, 2014	9.77	8.41	220,483

     On April 8, 2014, the closing price of the Common Shares was $9.28 on the TSX and US$8.41 on the NYSE MKT.

     The following table sets forth the high and low sale prices and monthly trading volume for the Company’s convertible debentures (the “Debentures”) on the TSX since April 2013.

	High	Low	Volume
Month	($)	($)	($)
April 2013	90.06	73.50	190,000
May 2013	92.00	79.00	148,000
June 2013	95.00	93.00	127,000
July 2013	97.00	93.00	84,000
August 2013	96.50	92.50	85,000
September 2013	98.40	97.00	61,000
October 2013	95.00	90.00	84,000
November 2013	89.99	85.25	20,000
December 2013	90.00	81.00	666,000
January 2014	89.50	85.00	51,000
February 2014	98.00	88.00	3,694,000
March 2014	100.25	95.50	1,760,000
April 1-8, 2014	100.00	99.00	40,000

On April 8, 2014, the closing price of the Debentures was $99.00 on the TSX.

EARNINGS COVERAGE

     The earnings coverage ratio of the Company for the 12-month period ended December 31, 2013 based on unaudited financial information was (45.9). This earnings coverage ratio does not purport to be indicative of earnings coverage ratios for any future periods. If the Company offers any preferred shares or debt securities having a term to maturity in excess of one year under this Prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

     The Company has no history of earnings other than from the gain on purchase of Denison Mines Holdings Corp. For the twelve months ended December 31, 2013, the Company would have required additional earnings of $85.3 million in respect of interest on long-term debt in order to achieve an earnings coverage ratio of one-to-one for such period.

DESCRIPTION OF SHARE CAPITAL

     The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of preferred shares issuable in series, and an unlimited number Series A preferred shares.

     As of April 9, 2014, there were 19,698,472 Common Shares issued and outstanding and no preferred shares outstanding. Holders of Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of the shareholders of the Company, and each Common Share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company. Holders of Common Shares are entitled to receive such dividends in any financial year as the Board of Directors of the Company may by resolution determine. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of Common Shares are entitled to receive the remaining property and assets of the Company. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

     In addition, on July 24, 2012, the Company issued $22,000,000 principal amount of convertible debentures. The Debentures will mature on June 30, 2017 and are convertible into Common Shares of the Company at the option of the holder at a conversion price, subject to certain adjustments, of $15.00 per share at any time prior to redemption or maturity. As at April 9, 2014, up to 1,466,667 Common Shares are issuable upon conversion of the Debentures.

     The Company has 1,079,069 warrants outstanding, all of which are exercisable as described below (adjusted to give retroactive effect to the Share Consolidation - see “Explanatory Note Regarding Share Consolidation”):

Number of Warrants	Exercise Price	Expiry Date

230,000	$32.50	March 31, 2015
355,005	$13.50	June 21, 2015
464,859	$9.50	June 15, 2015
19,915	$9.00	June 15, 2015
9,290	$8.00	October 16, 2015

DESCRIPTION OF WARRANTS

     The Company will not offer warrants for sale unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the warrants will be offered for sale or unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction. Subject to the foregoing, the Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by the Company and one or more banks or trust companies acting as warrant agent.

     The statements made in this Prospectus relating to any warrant agreement and warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in Canada following its execution. The particular terms of each issue of common share purchase warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of warrants;
  the price at which the warrants will be offered;
  the currency or currencies in which the warrants will be offered;
  the date on which the right to exercise the warrants will commence and the date on which the right will expire;
  the number of Common Shares that may be purchased upon exercise of each warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each warrant;
  the designation and terms of any securities with which the warrants will be offered, if any, and the number of the warrants that will be offered with each security;
  the date or dates, if any, on or after which the warrants and the related securities will be transferable separately;
  whether the warrants will be subject to redemption and, if so, the terms of such redemption provisions;
  material United States and Canadian federal income tax consequences of owning the warrants; and
  any other material terms or conditions of the warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

     The Company may issue subscription receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, debt securities, warrants or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the subscription receipts. Each Escrow Agent will be a financial institution organized under the laws of the United States or a state thereof or Canada or a province thereof and authorized to carry on business as a trustee. The terms of any subscription receipts offered under this Prospectus and any related agreements will be described in the Prospectus Supplement filed in respect of the issuance of such subscription receipts.

     The holders of subscription receipts will not be shareholders of the Company. Holders of subscription receipts are entitled only to receive common shares, debt securities, warrants or a combination thereof on exchange of their subscription receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the release conditions are satisfied. If the release conditions are not satisfied, the holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

DESCRIPTION OF PREFERRED SHARES

     The preferred shares issuable in series will have the rights, privileges, restrictions and conditions assigned to the particular series upon the board of directors of the Company approving their issuance, subject to the Company’s articles of incorporation. The Series A preferred shares are non-redeemable, non-callable, non-voting and do not have a right to dividends. The terms of any preferred shares offered under this Prospectus and any related agreements will be described in the Prospectus Supplement filed in respect of the issuance of such preferred shares.

DESCRIPTION OF UNITS

     The Company may issue units comprising one or more of the other securities described in this Prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit purchase agreement, if any, under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date. The particular terms and provisions of units offered by any Prospectus Supplement will be described in the Prospectus Supplement filed in respect of such units.

DESCRIPTION OF DEBT SECURITIES

     From time to time, debt securities may be offered and sold under this Prospectus. The terms of any debt securities and any related agreements or indentures will be described in a Prospectus Supplement to be filed in respect of such offering.

CERTAIN INCOME TAX CONSIDERATIONS

     The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of dividends (or any other amounts) on the Securities, if any, will be subject to Canadian nonresident withholding tax.

The applicable Prospectus Supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

INTEREST OF EXPERTS

     The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements of the Company for the fifteen-month period ended December 31, 2013 and year ended September 30, 2012. In connection with their audit, KPMG LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and under all relevant US professional and regulatory standards.

     Ernst & Young LLP have audited the consolidated financial statements of Strathmore Minerals Corp. for the years ended December 31, 2012 and 2011. To the knowledge of the Company’s management, Ernst & Young LLP was independent of Strathmore Minerals Corp. in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia until its acquisition by Energy Fuels Inc. on August 30, 2013.

     Each of the following Qualified Persons, within the meaning of NI 43-101, have prepared a technical report for the Company and/or one of its subsidiaries:

  Patti Nakai-Lajoie, Professional Geoscientist; Robert Michaud, Professional Engineer; Stuart E. Collins, Professional Engineer; and Roderick C. Smith, Professional Engineer of RPA (USA) Ltd. prepared the technical report dated August 6, 2012 entitled “Technical Report on the Roca Honda Project, McKinley County, New Mexico, U.S.A.”;

  Richard L. Nielsen, Certified Professional Geologist; Thomas C. Pool, Registered Professional Engineer; Robert L. Sandefur, Certified Professional Engineer; and Matthew P. Reilly, Professional Engineer of Chlumsky, Armbrust and Meyer LLC prepared the technical report dated March 22, 2013 entitled “Technical Report Update of Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA”;

  Paul Tietz, Certified Professional Geologist, and Neil Prenn, Registered Professional Engineer of Mine Development Associates prepared the technical report dated August 24, 2012 entitled “Technical Report on the Copper King Project, Laramie County, Wyoming”;

  Thomas C. Pool, P.E. and David A. Ross, M. Sc., P. Geo. of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.”;

  David A. Ross, M.Sc., P.Geo. and Christopher Moreton, Ph.D., P.Geo., of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the EZ1 and EZ2 Breccia Pipes, Arizona Strip District, U.S.A.”;

  William E. Roscoe, Ph.D., P. Eng., Douglas H. Underhill, Ph.D., C.P.G., and Thomas C. Pool, P.E. of Roscoe Postle Associates Inc. prepared the technical report dated June 27, 2012 entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.”;

  Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences prepared: (i) the technical report dated December 16, 2011 entitled “Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado”; (ii) the technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”; (iii) the technical report dated July 18, 2012 entitled “The Daneros Mine Project, San Juan County, Utah, U.S.A”; and (iv) the technical report dated March 25, 2014 entitled “Technical Report on Energy Fuels Inc.’s La Sal District Project (including the Pandora, Beaver and Energy Queen projects).”;

  O. Jay Gatten, Utah Professional Geologist prepared the technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on San Rafael Uranium Project (including the Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”;

  Douglas L. Beahm, P.E., P.G. Principal Engineer of BRS Engineering prepared the technical report dated April 13, 2012 entitled “Sheep Mountain Uranium Project Fremont County, Wyoming USA – Updated Preliminary Feasibility Study – National Instrument 43-101 Technical Report” and (ii) the technical report dated January 27, 2014 entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, Updated 43-101 Mineral Resource and Preliminary Economic Assessment Technical Report”; and

  Terrence P. McNulty, P.E., D.Sc. prepared the technical report dated January 27, 2014 entitled "Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, Updated 43-101 Mineral Resource and Preliminary Economic Assessment Technical Report”.

     To the knowledge of the Company’s management, as of the date hereof, collectively, Roscoe Postle Associates Inc., Chlumsky, Armbrust and Meyer LLC, Mine Development Associates, Peters Geosciences, BRS Engineering and all of the above-named Qualified Persons (collectively, the “Technical Experts”), beneficially own, directly or indirectly, less than 1% of the Common Shares of the Company.

LEGAL MATTERS

     Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Borden Ladner Gervais LLP, Toronto, Ontario. At the date hereof, partners and associates of Borden Ladner Gervais LLP own beneficially, directly or indirectly, less than one percent of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Company are KPMG LLP, Chartered Professional Accountants, located at Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario M5H 2S5. The registrar and transfer agent for the Company’s common shares is CST Trust Company, Inc., through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6.

AVAILABLE INFORMATION

     The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended with respect to the securities offered hereby. This Prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this Prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym “EDGAR”, and may be accessed at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

     The Company is incorporated under the laws of the Province of Ontario, Canada. Some of the Company’s directors and officers and the experts named in this Prospectus are residents of Canada. Some of the Company’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company’s Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon the civil liability provisions of U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; the consents of KPMG LLP and Ernst & Young LLP; the consents of the Technical Experts and the powers of attorney from the Company’s directors and officers. The form of indentures relating to the warrants and the debt securities that may be issued under this Prospectus will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

CERTIFICATE OF THE COMPANY

Dated: April 9, 2014

This short form prospectus, together with the documents incorporated in this prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Quebec.

(signed) Stephen P. Antony	(signed) Daniel G. Zang
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) Lawrence A. Goldberg	(signed) J. Birks Bovaird
Director	Director